UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2018

CONTENTS

Interim Consolidated Statement of Financial Position
Interim Consolidated Statement of Income by Function
Interim Consolidated Statement of Comprehensive Income
Interim Consolidated Statement of Changes in Equity
Interim Consolidated Statement of Cash Flows - Direct Method
Notes to the Interim Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	BRAZILIAN REAL
thr$	-	THOUSANDS OF BRAZILIAN REAL
MXN	-	MEXICAN PESO
VEF	-	STRONG BOLIVAR

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

15 - Intangible assets other than goodwill	58
16 - Goodwill	59
17 - Property, plant and equipment	61
18 - Current and deferred tax	67
19 - Other financial liabilities	73
20 - Trade and other accounts payables	81
21 - Other provisions	83
22 - Other non-financial liabilities	85
23 - Employee benefits	86
24 - Accounts payable, non-current	89
25 - Equity	89
26 - Revenue	95
27 - Costs and expenses by nature	95
28 - Other income, by function	97
29 - Foreign currency and exchange rate differences	97
30 - Earnings per share	106
31 - Contingencies	107
32 - Commitments	119
33 - Transactions with related parties	124
34 - Share based payments	125
35 - Statement of cash flows	127
36 - The environment	130
37 - Events subsequent to the date of the financial statements	131

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	As of March 31, 2018	As of December 31, 2017
		ThUS$	ThUS$
		Unaudited
Current assets
Cash and cash equivalents	6 - 7	814,230	1,142,004
Other financial assets	7 - 11	769,605	559,919
Other non-financial assets	12	276,497	221,188
Trade and other accounts receivable	7 - 8	1,291,933	1,214,050
Accounts receivable from related entities	7 - 9	2,284	2,582
Inventories	10	267,329	236,666
Tax assets	18	82,433	77,987

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,504,311	3,454,396
Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	140,586	291,103

Total current assets		3,644,897	3,745,499
Non-current assets
Other financial assets	7 - 11	88,526	88,090
Other non-financial assets	12	219,290	220,807
Accounts receivable	7 - 8	6,499	6,891
Intangible assets other than goodwill	15	1,614,703	1,617,247
Goodwill	16	2,665,212	2,672,550
Property, plant and equipment	17	10,055,224	10,065,335
Tax assets	18	16,932	17,532
Deferred tax assets	18	376,822	364,021
Total non-current assets		15,043,208	15,052,473
Total assets		18,688,105	18,797,972

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

LIABILITIES	Note	As of March 31, 2018	As of December 31, 2017
		ThUS$	ThUS$
Current liabilities		Unaudited
Other financial liabilities	7 - 19	1,299,350	1,300,949
Trade and other accounts payables	7 - 20	1,673,944	1,695,202
Accounts payable to related entities	7 - 9	513	760
Other provisions	21	2,922	2,783
Tax liabilities	18	4,302	3,511
Other non-financial liabilities	22	2,936,754	2,823,963
		5,917,785	5,827,168
Liabilities included in disposal groups classified as held for sale	13	20,819	15,546
Total current liabilities		5,938,604	5,842,714
Non-current liabilities
Other financial liabilities	7 - 19	6,348,814	6,605,508
Accounts payable	7 - 24	481,586	498,832
Other provisions	21	385,279	374,593
Deferred tax liabilities	18	961,978	949,697
Employee benefits	23	113,175	101,087
Other non-financial liabilities	22	141,889	158,305
Total non-current liabilities		8,432,721	8,688,022
Total liabilities		14,371,325	14,530,736
EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings	25	531,291	475,118
Treasury Shares	25	(178)	(178)
Other reserves		546,331	554,884
Parent’s ownership interest		4,223,709	4,176,089
Non-controlling interest	14	93,071	91,147
Total equity		4,316,780	4,267,236
Total liabilities and equity		18,688,105	18,797,972

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		March 31,
	Note	2018	2017
		ThUS$	ThUS$
		Unaudited
Revenue	26	2,613,835	2,359,907
Cost of sales		(2,019,583)	(1,857,765)
Gross margin		594,252	502,142
Other income	28	116,701	117,542
Distribution costs		(170,635)	(173,465)
Administrative expenses		(199,015)	(204,913)
Other expenses		(112,767)	(89,115)
Other gains/(losses)		(3,456)	13,576
Income from operation activities		225,080	165,767
Financial income		12,187	22,924
Financial costs	27	(86,217)	(95,788)
Foreign exchange gains/(losses)	29	811	35,373
Result of indexation units		2,434	12
Income (loss) before taxes		154,295	128,288
Income (loss) tax expense / benefit	18	(46,723)	(53,488)
NET INCOME (LOSS) FOR THE PERIOD		107,572	74,800
Income (loss) attributable to owners of the parent		93,889	65,557
Income (loss) attributable to non-controlling interest	14	13,683	9,243

Net income (loss) for the year		107,572	74,800
EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.15483	0.10811
Diluted earnings (losses) per share (US$)	30	0.15483	0.10811

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended March 31,
	Note	2018	2017
		ThUS$	ThUS$
		Unaudited
NET INCOME (LOSS)		107,572	74,800
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	(2,098)	2,601
Total other comprehensive income that will not be reclassified to income before taxes		(2,098)	2,601
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	(28,659)	109,122
Other comprehensive income, before taxes, currency translation differences		(28,659)	109,122
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	17,119	(4,879)
Other comprehensive income (losses), before taxes, cash flow hedges		17,119	(4,879)
Total other comprehensive income that will be reclassified to income before taxes		(11,540)	104,243
Other components of other comprehensive income (loss), before taxes		(13,638)	106,844
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	525	(1,040)
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		525	(1,040)
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(527)	(720)
Income taxes related to components of other comprehensive income that will be reclassified to income		(527)	(720)
Total Other comprehensive income		(13,640)	105,084
Total comprehensive income (loss)		93,932	179,884
Comprehensive income (loss) attributable to owners of the parent		81,491	166,333
Comprehensive income (loss) attributable to non-controlling interests		12,441	13,551
TOTAL COMPREHENSIVE INCOME (LOSS)		93,932	179,884

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Actuarial gains or losses on defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2018		3,146,265	(178)	(2,131,591)	18,140	(10,926)	39,481	2,639,780	554,884	475,118	4,176,089	91,147	4,267,236
Total increase (decrease) in equity Comprehensive income Gain (losses)	25	—	—	—	—	—	—	—	—	93,889	93,889	13,683	107,572
Other comprehensive income		—	—	(27,493)	16,611	(1,516)	—		(12,398)	—	(12,398)	(1,242)	(13,640)
Total comprehensive income		—	—	(27,493)	16,611	(1,516)	—	—	(12,398)	93,889	81,491	12,441	93,932
Transactions with shareholders Dividens	25	—	—	—	—	—	—	—	—	(28,167)	(28,167)	—	(28,167)
Increase (decrease) through transfers and other changes, equity	25-34	—	—	—	—	—	(1,938)	5,783	3,845	(9,549)	(5,704)	(10,517)	(16,221)
Total transactions with shareholders		—	—	—	—	—	(1,938)	5,783	3,845	(37,716)	(33,871)	(10,517)	(44,388)
Closing balance as of March 31, 2018 (Unaudited)		3,146,265	(178)	(2,159,084)	34,751	(12,442)	37,543	2,645,563	546,331	531,291	4,223,709	93,071	4,316,780

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Actuarial gains or losses on defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2017		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304
Total increase (decrease) in equity Comprehensive income Gain (losses)	25	—	—	—	—	—	—	—	—	65,557	65,557	9,243	74,800
Other comprehensive income		—	—	104,936	(5,718)	1,558	—		100,776	—	100,776	4,308	105,084
Total comprehensive income		—	—	104,936	(5,718)	1,558	—	—	100,776	65,557	166,333	13,551	179,884
Transactions with shareholders Dividens	25	—	—	—	—	—	—	—	—	(19,667)	(19,667)	—	(19,667)
Increase (decrease) through transfers and other changes, equity	25-34	—	—	—	—	—	545	(3,304)	(2,759)	—	(2,759)	(11,589)	(14,348)
Total transactions with shareholders		—	—	—	—	—	545	(3,304)	(2,759)	(19,667)	(22,426)	(11,589)	(34,015)
Closing balance as of March 31, 2017 (Unaudited)		3,149,564	(178)	(1,981,619)	(4,212)	(11,342)	39,083	2,636,977	678,887	412,294	4,240,567	90,606	4,331,173

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		March 31,
	Note	2018	2017
		ThUS$	ThUS$
		(Unaudited)
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		2,698,081	2,517,712
Other cash receipts from operating activities		25,539	13,134
Payments for operating activities
Payments to suppliers for goods and services		(1,743,238)	(1,757,772)
Payments to and on behalf of employees		(559,714)	(496,577)
Other payments for operating activities		(76,643)	(63,648)
Income taxes refunded (paid)		(11,796)	(18,803)
Other cash inflows (outflows)	35	(6,322)	(26,201)
Net cash flows from operating activities		325,907	167,845
Cash flows used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities		903,496	742,456
Other payments to acquire equity or debt instruments of other entities		(1,083,699)	(719,884)
Amounts raised from sale of property, plant and equipment		107,129	1,481
Purchases of property, plant and equipment		(178,566)	(67,137)
Purchases of intangible assets		(19,911)	(18,537)
Interest received		3,790	5,676
Other cash inflows (outflows)	35	11,731	(1,697)
Net cash flow from (used in) investing activities		(256,030)	(57,642)
Cash flows from (used in) financing activities	35
Amounts raised from long-term loans		5,004	49,726
Amounts raised from short-term loans		80,000	100,000
Loans repayments		(200,841)	(288,228)
Payments of finance lease liabilities		(184,144)	(84,487)
Dividends paid		(9,716)	(11,796)
Interest paid		(60,577)	(63,913)
Other cash inflows (outflows)		(2,449)	80,581
Net cash flows from (used in) financing activities		(372,723)	(218,117)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(302,846)	(107,914)
Effects of variation in the exchange rate on cash and cash equivalents		(24,928)	11,739
Net increase (decrease) in cash and cash equivalents		(327,774)	(96,175)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	1,142,004	949,327
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	814,230	853,152

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Commission for the Financial Market (1), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by their subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the Commission for the Financial Market (1) and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs (2).

At March 31, 2018, the Company’s capital stock is represented by 608,374,525 shares, all common shares, without par value, which is divided into: (a) the 606,407,693 subscribed and paid shares; and (b) 1,966,832 shares pending of subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plan; And (ii) 466,832 correspond to the balance of shares pending of placement of the last capital increase approved at the extraordinary meeting of shareholders of August 18, 2016.

(1)       On February 23, 2017 the Law No. 21,000 was published in the Official Journal, creating the new Commission for the Financial Market (CMF), a collegiate and technical entity that replaced the Superintendency of Securities and Insurance (SVS).

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. and Inversiones La Espasa Dos y Cía. Ltda., owns 27.91% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of March 31, 2018, the Company had a total of 1,453 registered shareholders. At that date approximately 3.93% of the Company’s share capital was in the form of ADRs.

For the period ended March 31, 2018, the Company had an average of 43,077 employees, ending this period with a total of 42,977 employees, spread over 6,673 Administrative employees, 4,740 in Maintenance, 15,016 in Operations, 9,266 in Cabin Crew, 4,036 in Controls Crew, and 3,246 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As March 31, 2018			As December 31, 2017
Tax No.	Company	Country of origin	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total

				%	%	%	%	%	%
				Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)        As of March 31, 2018, the indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 49% of political rights as a result of the provisional measure No. 714 of the Brazilian government implemented during 2016 that allows foreign capital to have up to 49% ownership. In this way, since April 2016, LATAM Airlines Group S.A. owns 901 shares with the right to vote of Holdco I S.A., which is equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 shares with the right to vote of Holdco I S.A., which is equivalent to 51% of the total shares with voting rights of said company.

b)	Financial Information

		Statement of financial position						Net Income
								For the periods ended
		As of March 31, 2018			As of December 31, 2017			March 31,
								2018	2017
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary	7,135	1,853	5,282	6,771	2,197	4,574	712	578
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	760,728	1,364,392	(598,195)	499,345	1,101,548	(596,406)	(7,583)	(20,354)
Foreign	Lan Perú S.A.	498,183	473,360	24,823	315,607	303,204	12,403	11,777	(7,451)
93.383.000-4	Lan Cargo S.A.	586,994	375,567	211,427	584,169	371,934	212,235	(130)	2,958
Foreign	Connecta Corporation	40,452	16,834	23,618	38,735	17,248	21,487	2,131	2,151
Foreign	Prime Airport Services Inc. and Subsidary (*)	13,102	15,981	(2,879)	12,671	15,722	(3,051)	183	22
96.951.280-7	Transporte Aéreo S.A.	329,750	103,867	225,883	324,498	104,357	220,141	5,982	12,300
96.631.520-2	Fast Air Almacenes de Carga S.A.	14,042	5,921	8,121	12,931	4,863	8,068	(108)	(381)
Foreign	Laser Cargo S.R.L.	17	25	(8)	18	27	(9)	—	—
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	68,475	42,079	19,892	66,039	42,271	18,808	3,191	(1,143)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (*)	149,917	160,462	(9,621)	144,884	156,005	(10,112)	490	(807)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	12,124	4,749	7,256	11,681	5,201	6,377	837	962
96.847.880-K	Technical Trainning LATAM S.A.	1,619	371	1,248	1,967	367	1,600	(384)	(294)
Foreign	Latam Finance Limited	678,497	720,407	(41,910)	678,289	708,306	(30,017)	(11,893)	—
Foreign	Peuco Finance Limited	608,191	608,191	—	608,191	608,191	—	—	—
Foreign	Profesional Airline Services INC.	1,989	1,667	322	3,703	3,438	265	56	—
Foreign	TAM S.A. and Subsidiaries (*)	5,104,118	3,513,177	1,513,226	4,490,714	3,555,423	856,829	48,549	26,866

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 2. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 3. Private investment funds. These companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

The changes that occurred in the consolidation perimeter between January 1, 2017 and March 31, 2018, are detailed below:

(1)	Incorporation or acquisition of companies

-	On November 2015, the company Peuco Finance Limited was created, whose ownership corresponds 100% to LATAM Airlines Group S.A. The operation of this company began in December 2017.

-	Prismah Fidelidade Ltda. is constituted on June 29, 2012, whose ownership corresponds 99.99% to Multiplus S.A. direct subsidiary of TAM S.A. The operation of this company began in December 2017.

-	During the month of December 2017, a capital increase in TAM S.A was reported to the Finance Committee for up to US $ 900 million.

The contributions were made on December 11, 2017 for US $ 210 million, January 24, 2018 for US $ 449 million and February 5, 2018 for US $ 200 million, without issuance of new shares.

These capital increases were made and integrated 100% by the shareholder LATAM Airlines Group S.A.

The foregoing, in accordance with the TAM’s shareholder Holdco I S.A., who renounces to any right arisinged from this increase.

-	As of March 31, 2018, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 4,951 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.09498%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.19414%

-	On January 22, 2018, Lan Pax Group S.A., purchased 17,717 shares of Laser Cargo SRL. to Andes Airport Service S.A., remaining with 3.77922% and Lan Cargo S.A. with a 96.22078% share.

(2)	Dissolution of companies

-	On November 20, 2017 LATAM Airlines Group S.A. acquires 100% of the shares of Inmobiliaria Aeronáutica S.A. consequently, a merger and subsequent dissolution of said company is carried out.

(3)	Disappropriation of companies.

-	On May 5, 2017 Lan Pax Group S.A. and Inversiones Lan S.A., both subsidiaries of LATAM Airlines Group S.A., sold Talma Servicios Aeroportuarios S.A. and Inversiones Talma S.A.C. 100% of the capital stock of Rampas Andes Airport Services S.A.

The sale value of Rampas Andes Airport Services S.A. it was of ThUS $ 8,624.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended March 31, 2018, have been prepared in accordance with IAS 34 Interim Financial Reporting, which is included in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

In order to facilitate comparison, some minor reclassifications have been made to the consolidated financial statements for the previous year.

The interim consolidated financial statements has been prepared accordance with the accounting policy used by the Group for the consolidated financial statements 2017, except for standards and interpretations adopted as from January 1, 2018.

(a)	Accounting pronouncements with implementation effective from January 1, 2018:

	Date of issue	Mandatory application: exercises started at from
(i) Rules and amendments

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from ordinary activities from contracts with customers.	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from ordinary activities from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contract	September 2016	01/01/2018

	Date of issue	Mandatory application: exercises started at from
(ii) Improvements

Improvements to the International Financial Reporting Standards (cycle 2014-2016) IFRS 1: Adoption for the first time of international financial reporting standards and IAS 28 Investments in associates and joint ventures.

	December 2016	01/01/2018
(iii) Interpretations

IFRIC 22: Transactions in foreign currency and anticipated consideration	December 2016	01/01/2018

The Company has recognized the changes identified as a result of the adoption of IFRS 9 and 15, recognizing the cumulative effect of the initial application of these standards as an adjustment to the opening balance of retained earnings as of January 1, 2018, therefore, the Financial statements as of December 31, 2017 have not been modified.

The impacts of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from ordinary contracts with customers are as follows:

Consolidated statement of financial position (extract)

		As of 31	Effect				As of 1
		december	adoption				january
	Note	2017	IFRS 9		IFRS 15		2018
		ThUS$	THUS$		ThUS$		ThUS$
			Unaudited		Unaudited		Unaudited
Current assets
Other non-financial assets, current	7 - 11	221,188	—		54,361	(4)	275,549
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	) (1)	—		1,202,945
Non-current assets
Deferred tax assets		364,021	89	(2)	6,005	(7)	370,115
Current liabilities
Accounts payable commercial and other
Debts to pay	7 - 20	1,695,202	—		(22,192	) (5)	1,673,010
Other non-financial liabilities, current	22	2,823,963	—		77,640	(6)	2,901,603
Non-current liabilities
Deferred tax liability	18	949,697	(1,021	) (2)	4,472	(5)	953,148
Equity
Accumulated earnings	25	475,118	(9,995	) (3)	446	(8)	465,569

- Effects of adopting IFRS 9

(1) Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To the calculate porcentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US $ (11.1) million.

This standard also includes requirements related to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current loss impairment model incurred.

As of January 1, 2018, the calculation of the impairment losses provision are as follows:

	Portfolio maturity
	Up to date ThUS$	Up to 90 days ThUS$	Up to 91 to 180 days ThUS$	Up to 181 to 365 days ThUS$	More than 365 days ThUS$	Total ThUS$
Expected loss rate	1%	3%	54%	36%	98%	8%
Gross book value	1,040,671	34,153	12,855	18,577	69,540	1,175,796
Impairment provision	(6,046)	(10,660)	(6,977)	(6,628)	(68,122)	(98,433)

(2) Deferred tax adjustments originated by the application of IFRS 9.

(3) Net effect on accumulated results of the adjustments indicated above.

In addition to the impacts on the consolidated statement of financial position, the application of IFRS 9: Financial Instruments requires the classification of financial instruments according to the business model, to determine the form of measurement of financial instruments, after their initial recognition. .. The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9

Assets	Loans and receivables	Hedge and derivatives	Held for traiding	Initial as fair value through profit and loss	Cost amortized	At fair value with changes in results	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	—	—	3,013,536

Cash and cash equivalents	(1,112,346)	—	—	(29,658)	1,112,346	29,658	—
Other financial assets, current	(23,918)	—	(1,421)	(472,232)	23,918	473,653	—
Trade debtors and other accounts receivable, current	(1,214,050)	—	—	—	1,214,050	—	—
Accounts receivable from entities related, current	(2,582)	—	—	—	2,582	—	—
Other financial assets, non-current	(87,077)	—	(494)	—	87,077	494	—
Accounts receivable, non-current	(6,891)	—	—	—	6,891	—	—

Balance as of January 1, 2018	—	62,867	—	—	2,446,864	503,805	3,013,536

	Classification IAS 39		Classification IFRS 9
Liabilities	Others financial liabilities	Held hedge derivatives	Cost amortized	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	10,086,434	14,817	—	10,101,251

Other current financial liabilities	(1,288,749)	—	1,288,749	—
Trade accounts payable and other accounts payable, current	(1,695,202)	—	1,695,202	—
Accounts payable to related entities, current	(760)	—	760	—
Other financial liabilities, not current	(6,602,891)	—	6,602,891	—
Accounts payable, not current	(498,832)	—	498,832	—
Accounts payable to entities related, not current	—	—	—	—
Balance as of January 1, 2018	—	14,817	10,086,434	10,101,251

- Effects of adopting IFRS 15

(4) Contract costs: The Company has capitalized the costs, related to the revenues from air transport of passengers, corresponding to: the commissions charged by the credit card administrators for US$ 22,0 million and the air ticket booking services through the system general distribution (GDS) for US$ 15,6 million. Additionally, there is a reclassification of commissions from travel agencies for US$ 16,8 million, which previously were presented, according IAS 18, net of the liability to fly.

(5) Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore they must be deferred until the presentation of the service. These concepts are mainly related to the ground transportation service for US $ 15.6 million and traveler's checks for US $ 6.6 million.

(6) Performance Obligations: The Company analyzed the moment in which the performance obligations identified in the contracts with customers must be recognized in the consolidated result. During this analysis, some concepts were identified which must be deferred until the moment of service provision, mainly related to land transportation services, charges for modifications to the initial contract in the sale of tickets and redeem of some products associated with loyalty programs for US$ 60,8 million. Additionally, there is the reclassification detailed in numeral (4) for US$ 16,8 million.

(7) Deferred tax adjustments originated by the application of IFRS 15.

(8) Net effect on accumulated results of the adjustments indicated above.

Additionally, the Company concluded that, in the rendering of certain services, it acted as agent in the provision of said services, therefore some reclassifications were made in the consolidated income statement to reflect the corresponding commission.

The effects of the changes recognized in the application of IFRS 15 in the first quarter of the year 2018 in the consolidated income statement are presented below.

	For the period ended March 31, 2018
Reconciliation Revenue			Adjustments for reconciliation
		Results		Deferred		Results
		under	Contract	revenues		under
	Note	IFRS 15	costs (4)	recognition (5), (6)	Reclassifications	IAS 18

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited

Revenue	26	2,613,835	—	30,273	4,830	2,648,938
Cost of sales		(2,019,583)	—	(10,732)	—	(2,030,315)

Gross margin		594,252	—	19,541	4,830	618,623

Other income	28	116,701	—	—	18,774	135,475
Distribution costs		(170,635)	964	—	(4,698)	(174,369)
Administrative expenses		(199,015)	3,381	—	(18,906)	(214,540)
Other expenses		(112,767)	—	—	—	(112,767)
Other gains/(losses)		(3,456)	—	—	—	(3,456)

Income from operation activities		225,080	4,345	19,541	—	248,966

Financial income		12,187	—	—	—	12,187
Financial costs	27	(86,217)	—	—	—	(86,217)
Foreign exchange gains/(losses)	29	811	—	—	—	811
Result of indexation units		2,434	—	—	—	2,434

Income (loss) before taxes		154,295	4,345	19,541	—	178,181
Income (loss) tax expense / benefit	18	(46,723)	(1,240)	(6,007)	—	(53,970)
NET INCOME (LOSS) FOR THE PERIOD		107,572	3,105	13,534	—	124,211
Income (loss) attributable to owners of the parent		93,889	3,105	13,534	—	110,528
Income (loss) attributable to non-controlling interest	14	13,683	—	—	—	13,683
Net income (loss) for the year		107,572	3,105	13,534	—	124,211

(b)       Accounting pronouncements not yet in force for financial years beginning on January 1, 2018 and which has not been effected early adoption

	Date of issue	Mandatory application: exercises started at from

IFRS 16: Leases Amendment to IFRS 9: Financial Instruments Amendment to IAS 28: Investments in associates and joint ventures IFRS 17: Insurance contracts	January 2016 October 2017 October 2017 May 2017	January 1, 2019 January 1, 2019 January 1, 2019 January 1, 2021
Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined
Amendment to IAS 19: Benefits to employees	February 2018	January 1, 2019

ii) Improvements

Improvements to International Financial Reporting Standards (cycle 2015-2017) IFRS 3: Business combination; IAS 12: Income tax; IFRS 11: Joint agreements and IAS 23 Costs for loans.

(i)                   Interpretations

IFRIC 23: Uncertain tax positions

	December 2017 June 2017	January 1, 2019 January 1, 2019

The Company's management believes that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the consolidated financial statements of the Company in the exercise of its first application, except for IFRS 16.

IFRS 16 Leases incorporates significant changes in the accounting of tenants by requiring a similar treatment to financial leases for all those leases that are currently classified as operational with a term greater than 12 months. This means, in general terms, that an asset representative of the right to use the assets subject to operational leasing contracts and a liability equivalent to the present value of the payments associated with the contract must be recognized. As for the effects on the result, the monthly lease payments will be replaced by the depreciation of the asset and the recognition of a financial expense.

We are evaluating the impact that the adoption of the new lease rule will have on the consolidated financial statements. Currently, we believe that the adoption of this new standard will have a significant impact on the consolidated statement of financial position due to the recording of an asset for right of use and a liability, corresponding to the recording of the leases that are currently registered as operating leases.

LATAM Airlines Group S.A. and subsidiaries is analyzing this rule to determine the effects it may have on its financial statements, covenants and other financial indicators.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)            Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)           The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)          All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment , they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount (Note 2.8).

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when and only when it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the income statement.

(a) Debt instruments

The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period in which it arises.

(b) Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the statement of income as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10.	Derivative financial instruments and hedging activities

Derivatives are recognized, in accordance with IAS 39, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue from contracts with customers

(a) Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred revenue which one is recognized as income either when the transportation service is rendered or whent the ticket expired. In the case of air transport services sold by the Company and that will be rendered by other airlines, the liability is reduced when they are remitted to those airlines. The Company periodically reviews whether it is necessary to adjust the Deferred Revenue, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b) Expiration of air tickets

The Company estimates monthly the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c) Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the corresponding service is provided. These assets are included under Other non-financial assets in the Consolidated Classified Statement of Financial Position.

(d) Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, whose objective is loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well as using the services of the associated entities.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized when the exchange is made through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the provision of transportation service or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the result of the exercise to the extent that the miles are accredited.

The calculation of the deferred income by loyalty programs at the end of the period corresponds to the valuation of the miles and points awarded to the holders of the loyalty programs, pending use, weighted by the probability of their exchange.

The miles and points that the Company estimates will not be exchanged, the proportionally associated value is recognized during the period in which it is expected that the remaining miles and points will be exchanged. The Company uses statistical models to estimate the exchange probability, which is based on historical patterns and projections made by independent experts.

(e) Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended March 31, 2018, the Company recognized gains of US $ 6.5 million for fuel net premium coverage. During the same period of 2017, the Company recognized losses of US $ 2.4 million for the same concept.

As of March 31, 2018, the market value of fuel positions amounted to US $ 18.9 million (positive). At the end of December 2017, this market value was US $ 10.7 million (positive).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2018 (Unaudited) (*)	Maturities
	Q218	Q318	Q418	Total

Percentage of coverage over the expected volume of consumption	45%	44%	23%	37%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2017 (*)	Maturities
	Q118	Q218	Q318	Total

Percentage of coverage over the expected volume of consumption	19%	12%	5%	12%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2018.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2017 and the end of December, 2016.

	Positions as of March 31, 2018	Positions as of December 31, 2017
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)
Unaudited
+5	+12.2	+1.8
-5	- 16.3	-3.3

Given the structure of fuel coverage during 2018, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 32.9 million of lower fuel costs. For the same period, a vertical rise of $ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 36.5 million of higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: euro, pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian nuevo sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2018, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of March 31, 2018, the market value of FX derivative positions amounted to US $ 3.7 million (positive). At the end of December 2017, this market value was US $ 4.4 million (positive).

During the period ended March 31, 2018, the Company recognized gains of US $ 0.8 million for FX net premium coverage. During the same period of 2017, the company recognized losses of US $ 2.8 million for this concept.

As of March 31, 2018, the Company has contracted FX derivatives for US $ 260 million for BRL. By the end of December 2017, the company had contracted FX derivatives for US $ 180 million for BRL.

Sensitivity analysis:

A depreciation of the R $ / US $ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company's net equity.

The following table shows the awareness of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection term was defined until the end of the last contract of coverage in force, being the last business day of the second quarter of the year 2018:

Appreciation (depreciation)*	Effect at March 31, 2018	Effect at December 31, 2017
of R$	Millions of US$	Millions of US$
Unaudited
-10%	-13.1	-10.7
+10%	+13.9	+9.7

(*) Both currencies (BRL and GBP) only apply period to the closing of 2016.

During 2017, the Company contracted derivative currency swaps to hedge debt issued the same year for a notional UF 8.7 million. As of March 31, 2018, the market value of derivative positions of currency swaps amounted to US$ 55.6 million (positive).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities are expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollars to reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

With the objective of reducing the impact on the Company's results caused by appreciations or depreciations of R$/US $, the Company has executed internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at March 31, 2018	Effect at March 31, 2017
of R$/US$	Millons of US$	Millons of US$
	Unaudited	Unaudited
-10%	+28.5	+133.1
+10%	-28.5	-133.1

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at March 31, 2018	Effect at December 31, 2017
of R$/US$	Millions of US$	Millions of US$
Unaudited
-10%	+458.17	+386.62
+10%	-374.86	-316.33

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC").

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 63% (63% at December 31, 2017) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of March 31, 2018, the market value of the derivative positions of interest rates amounted to US $ 4.7 million (negative). At the end of December 2017, this market value was US $ 6.6 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of March 31, 2018	Positions as of March 31, 2017
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
	Unaudited	Unaudited
+100 basis points	-28.5	-31.92
-100 basis points	+28.5	+31.92

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of March 31, 2018	Positions as of December 31, 2017
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)
Unaudited
+100 basis points	+1.56	+1.9
-100 basis points	-1.60	-1.9

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the Company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

At March 31, 2018 is US$ 1,470 million (US$ 1,614 million at December 31, 2017), invested in short term instruments through financial high credit rating levels entities.

In addition to the balance of liquid funds, the Company has access to short-term credit lines. As of March 31, 2018, LATAM has credit lines for working capital that are not committed to several banks and additionally has an unused committed line of US $ 450 million (US $ 450 million as of December 31, 2017) subject to availability of collateral.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2018 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	ThUS$	—	75,996	—	—	—	75,996	75,000	At Expiration	2.64	2.64
97.032.000-8	BBVA	Chile	UF	794	58,013	—	—	—	58,807	57,206	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	ThUS$	40,261	—	—	—	—	40,261	40,000	At Expiration	2.67	2.67
97.030.000-7	ES TADO	Chile	ThUS$	40,097	—	—	—	—	40,097	40,000	At Expiration	2.73	2.73
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	100,680	—	—	—	—	100,680	100,000	At Expiration	2.73	2.73
97.951.000-4	HSBC	Chile	ThUS$	12,070	—	—	—	—	12,070	12,000	At Expiration	2.32	2.32
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,156	19,708	38,015	—	—	67,879	64,962	Quarterly	3.43	3.43
0-E	BLADEX	U.S.A.	ThUS$	8,337	8,128	15,628	—	—	32,093	30,000	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	ThUS$	2,094	2,416	207,288	—	—	211,798	207,288	Quarterly	4.98	4.98
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	42,188	42,188	650,625	96,250	772,188	1,603,439	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ES TADO	Chile	UF	10,693	10,693	42,771	232,079	251,236	547,472	388,823	At Expiration	5.50	5.50
Guaranteed obligations
0-E	CREDIT AGRICOLE	Francia	ThUS$	8,528	25,480	52,006	9,195	—	95,209	90,324	Quarterly	3.00	2.56
0-E	BNP PARIBAS	U.S.A.	ThUS$	22,515	54,429	153,859	148,271	304,675	683,749	564,291	Quarterly	3.68	3.68
0-E	WELLS FARGO	U.S.A.	ThUS$	7,235	21,695	57,787	57,686	64,771	209,174	195,545	Quarterly	2.17	1.82
0-E	WILMINGTON TRUST COMPANY	U.S.A.	ThUS$	31,853	94,524	253,132	244,844	645,468	1,269,821	1,014,426	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	ThUS$	12,568	38,030	101,440	93,353	87,512	332,903	301,222	Quarterly	3.57	2.69
0-E	US BANK	U.S.A.	ThUS$	18,473	55,288	146,546	145,193	140,164	505,664	457,677	Quarterly	4.00	2.82
0-E	NATIXIS	Francia	ThUS$	17,124	52,047	121,280	100,079	156,978	447,508	381,583	Quarterly	3.96	3.94
0-E	P K AirFinance	U.S.A.	ThUS$	2,408	7,391	21,068	15,358	—	46,225	44,337	Quarterly	3.49	3.49
0-E	KFW IPEX-BANK	Germany	ThUS$	1,749	5,277	10,706	—	—	17,732	17,222	Quarterly	3.54	3.54
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	2,068	6,181	13,974	—	—	22,223	21,070	Quarterly	3.35	3.35
0-E	INVESTEC	England	ThUS$	4,551	8,694	26,645	26,318	9,155	75,363	62,005	Monthly	6.19	6.19
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	1,933	7,008	245,621	—	—	254,562	241,287	At Expiration	3.56	3.56
Financial leases
0-E	ING	U.S.A.	ThUS$	4,025	12,076	24,209	—	—	40,310	37,609	Quarterly	5.70	5.01
0-E	CITIBANK	U.S.A.	ThUS$	14,659	44,247	101,197	62,167	5,360	227,630	211,068	Quarterly	3.94	3.34
0-E	P EFCO	U.S.A.	ThUS$	13,354	26,847	17,440	—	—	57,641	55,257	Quarterly	5.49	4.87
0-E	BNP PARIBAS	U.S.A.	ThUS$	14,043	29,250	45,444	—	—	88,737	84,959	Quarterly	3.77	3.37
0-E	WELLS FARGO	U.S.A.	ThUS$	32,931	99,261	259,588	223,928	142,609	758,317	711,716	Quarterly	2.74	1.99
97.036.000-K	SANTANDER	Chile	ThUS$	6,174	18,809	49,672	44,341	791	119,787	111,565	Quarterly	2.94	2.40
0-E	RRP F ENGINE	England	ThUS$	876	3,429	9,019	8,824	8,471	30,619	25,450	Monthly	4.01	4.01
0-E	APP LE BANK	U.S.A.	ThUS$	1,650	5,083	13,475	13,358	5,737	39,303	35,821	Quarterly	3.17	2.57
0-E	BTMU	U.S.A.	ThUS$	3,385	10,307	27,294	27,017	10,827	78,830	71,878	Quarterly	3.38	2.79
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	4,173	12,719	33,634	33,126	28,548	112,200	93,942	Quarterly	4.85	4.85
0-E	NATIXIS	France	ThUS$	1,653	4,074	14,252	3,896	—	23,875	22,487	Quarterly	3.66	3.66
0-E	KFW IPEX-BANK	Germany	ThUS$	845	1,558	4,319	1,120	—	7,842	7,268	Quarterly	4.15	4.15
Other loans
0-E	CITIBANK (*)	U.S.A.	ThUS$	25,583	77,932	181,044	—	—	284,559	264,070	Quarterly	6.00	6.00
Derivatives of coverage
—	Others	—	ThUS$	1,982	797	—	—	—	2,779	2,878	—	—	—

	Total			523,708	939,575	2,938,978	1,586,403	2,634,490	8,623,154	7,342,236

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2018 (Unaudited)

Debtor: TAM S .A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%
Bank loans
0-E	NEDERLANDS CHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS $	176	499	1,332	555	—	2,562	2,253	Monthly	6.01	6.01
Financial leases

0-E	NATIXIS	France	ThUS $	2,523	9,295	44,905	45,977	—	102,700	96,183	Quarterly / Semiannual	6.18	6.18
0-E	WACAPOULEAS ING S.A.	Luxembourg	ThUS $	838	2,419	6,517	2,458	—	12,232	11,351	Quarterly	4.31	4.31
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS $	11,723	32,210	194,090	—	—	238,023	235,749	Quarterly	5.49	5.43
0-E	SOCIÉTÉ GÉNÉRALE	Brazil	BRL	12	—	—	—	—	12	8	Monthly	6.39	6.39
	Total			15,272	44,423	246,844	48,990	—	355,529	345,544

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March31, 2018 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

—	OTHERS	OTHERS	ThUS$4	58,827	16,043	—	—	—	474,870	474,870	—	—	—
			CLP	176,815	1,906	—	—	—	178,721	178,721	—	—	—
			BRL	341,733	690	—	—	—	342,423	342,423	—	—	—
			Other currencies	321,356	10,982	—	—	—	332,338	332,338	—	—	—
Accounts payable to related parties currents
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	1,032	—	—	—	—	1,032	1,032	—	—	—
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$	6	—	—	—	—	6	6	—	—	—
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	224	—	—	—	—	224	224	—	—	—
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	13	—	—	—	—	13	13	—	—	—

	Total			1,300,006	29,621	—	—	—	1,329,627	1,329,627

	Total consolidated			1,315,278	1,013,620	246,844	48,990	—	1,685,156	1,675,170

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	ThUS $	75,863	—	—	—	—	75,863	75,000	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	—	57,363	—	—	—	57,363	55,801	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	ThUS $	30,131	—	—	—	—	30,131	30,000	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	ThUS $	40,257	—	—	—	—	40,257	40,000	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	ThUS $	100,935	—	—	—	—	100,935	100,000	At Expiration	2.40	2.40
97.951.000-4	HS BC	Chile	ThUS $	12,061	—	—	—	—	12,061	12,000	At Expiration	2.03	2.03
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	22,082	22,782	43,430	—	—	88,294	84,664	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	ThUS $	—	16,465	15,628	—	—	32,093	30,000	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	ThUS $	2,040	3,368	202,284	—	—	207,692	202,284	Quarterly	4.41	4.41
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS $	—	84,375	650,625	96,250	772,188	1,603,438	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	—	20,860	41,720	226,379	245,067	534,026	379,274	At Expiration	5.50	5.50
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS $	8,368	25,415	56,305	12,751	—	102,839	98,091	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	ThUS $	14,498	59,863	148,469	145,315	313,452	681,597	575,221	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	ThUS $	30,764	92,309	246,285	246,479	245,564	861,401	808,987	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST COMPANY	U.S.A.	ThUS $	32,026	95,042	253,469	244,836	676,474	1,301,847	1,034,853	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	ThUS $	14,166	42,815	114,612	112,435	102,045	386,073	351,217	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	ThUS $	3,292	9,997	26,677	26,704	14,133	80,803	74,734	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	ThUS $	1,611	4,928	13,163	13,196	7,369	40,267	37,223	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	ThUS $	18,485	55,354	146,709	145,364	158,236	524,148	472,833	Quarterly	4.00	2.82
0-E	DEUTS CHE BANK	U.S.A.	ThUS $	4,043	12,340	32,775	32,613	32,440	114,211	96,906	Quarterly	4.39	4.39
0-E	NATIXIS	France	ThUS $	18,192	54,952	129,026	105,990	166,011	474,171	413,011	Quarterly	3.42	3.40
0-E	PK AirFinance	U.S.A.	ThUS $	2,375	7,308	20,812	18,104	—	48,599	46,500	Monthly	3.18	3.18
0-E	KFWIP EX-BANK	Germany	ThUS $	2,570	7,111	16,709	1,669	—	28,059	26,888	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS $	2,033	6,107	15,931	—	—	24,071	22,925	Monthly	3.19	3.19
0-E	INVESTEC	England	ThUS $	1,930	11,092	26,103	26,045	11,055	76,225	63,378	S emiannual	6.04	6.04
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS $	1,757	5,843	246,926	—	—	254,526	241,287	At Expiration	3.38	3.38
Financial leases
0-E	ING	U.S.A.	ThUS $	5,890	12,076	28,234	—	—	46,200	42,957	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	ThUS $	12,699	38,248	91,821	51,222	2,880	196,870	184,274	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	ThUS $	13,354	34,430	23,211	—	—	70,995	67,783	Quarterly	5.46	4.85
0-E	BNP P ARIBAS	U.S.A.	ThUS $	13,955	35,567	50,433	2,312	—	102,267	98,105	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	ThUS $	12,117	38,076	98,424	66,849	21,253	236,719	221,113	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	ThUS $	6,049	18,344	48,829	47,785	3,156	124,163	117,023	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	ThUS $	370	3,325	8,798	8,692	9,499	30,684	25,983	Monthly	4.01	4.01
Other loans
0-E	CITIBANK (*)	U.S.A.	ThUS $	25,783	77,810	206,749	—	—	310,342	285,891	Quarterly	6.00	6.00
Derivatives of coverage
—	Others	—	ThUS $	5,656	6,719	6,228	—	—	18,603	17,407	—	—	—
	Total			535,352	960,284	3,010,385	1,630,990	2,780,822	8,917,833	7,633,613

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATS CHAPPIJ	Holland	ThUS $	176	497	1,332	722	—	2,727	2,382	Monthly	6.01	6.01
Financial leases

0-E	NATIXIS	France	ThUS $	4,248	7,903	23,141	71,323	—	106,615	99,036	Quarterly / Semiannual	5.59	5.59
0-E	WACAPOU LEAS ING S.A.	Luxembourg	ThUS $	837	2,411	6,509	3,277	—	13,034	12,047	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS $	11,735	32,230	204,836	—	—	248,801	244,513	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	34	—	—	—	—	34	21	Monthly	6.89	6.89
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	161	12	—	—	—	173	109	Monthly	6.89	6.89
	Total			17,191	43,053	235,818	75,322	—	371,384	358,108

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $		%	%

Trade and other accounts payables

—	OTHERS	OTHERS	ThUS$	566,838	—	—	—	—	566,838	566,838	—	—	—
			CLP	165,299	—	—	—	—	165,299	165,299	—	—	—
			BRL	315,605	—	—	—	—	315,605	315,605	—	—	—
			Other currencies	290,244	11,215	—	—	—	301,459	301,459	—	—	—
Accounts payable to related parties currents
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	534	—	—	—	—	534	534	—	—	—
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$4	—	—	—	—	4	4	—	—	—
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	210	—	—	—	—	210	210	—	—	—
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	12	—	—	—	—	12	12	—	—	—

	Total			1,338,746	11,215	—	—	—	1,349,961	1,349,961

	Total consolidated			1,891,289	1,014,552	3,246,203	1,706,312	2,780,822	10,639,178	9,341,682

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2016, the Company provided US$ 30.2 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2017, the Company had provided US$ 16.4 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The decrease was due at: i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2017 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a B+ rating with stable outlook by Fitch Ratings and a B1 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At March 31, 2018, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2 018				As of December 31, 2017
		Fair value measurements using values considered as				Fair value measurements using values considered as

	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	(Unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	125,391	125,391	—	—	29,658	29,658	—	—
Short-term mutual funds	125,391	125,391	—	—	29,658	29,658	—	—

Other financial assets, current	74 7,815	655,911	84,501	—	536,001	473,653	62,348	—
Fair value derived interest rate	7,40 3	—	—	—	3,113	—	3,113	—
Fair value of fuel derivatives	20,554	—	20 ,554	—	10,711	—	10,711	—
Fair value derived from foreign currency	63,947	—	63,947	—	48,322	—	48,3 22	—
Interest accrued since the last payment date of Cross Currency Swap	—	—	—	—	202	—	202	—
Private investment funds	655,911	655,911	—	—	472,232	472,232	—	—
Domestic and foreign bonds	—	—	—	—	1,421	1,421	—	—

Other financial assets, not current	488	—	488	—	—	—	519	—
Fair value derived from foreign currency	488	—	488	—	519	—	519	—
Liabilities
Other financial liabilities, current	6,239	—	6,239	—	12,200	—	12,200	—
Fair value of interest rate derivatives	3,256	—	3,256	—	8,919	—	8,919	—
Fair value of foreign currency derivatives	319	—	319	—	2,092	—	2,092	—
Interest accrued since the last payment date of Currency Swap	2,664	—	2,664	—	1,189	—	1,189	—
Other financial liabilities, non current	1,615	—	1,615	—	2,617	—	2,617	—
Fair value of interest rate derivatives	1,615	—	1,615	—	2,617	—	2,617	—

Additionally, at March 31, 2018, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2018		As of December 31, 2017
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	688,839	688,839	1,112,346	1,112,346
Cash on hand	491	491	8,562	8,562
Bank balance	319,923	319,923	330,430	330,430
Overnight	154,930	154,930	239,292	239,292
Time deposits	213,495	213,495	534,062	534,062
Other financial assets, current	21,790	21,790	23,918	23,918
Other financial assets	21,790	21,790	23,918	23,918

Trade debtors, other accounts receivable and Current accounts receivable	1,291,933	1,291,933	1,214,050	1,214,050
Accounts receivable from entities related, current	2,284	2,284	2,582	2,582
Other financial assets, not current	88,038	88,038	87,571	87,571
Accounts receivable, non-current	6,499	6,499	6,891	6,891

Other current financial liabilities	1,293,111	1,469,922	1,288,749	1,499,495
Accounts payable for trade and other accounts payable, current	1,673,944	1,673,944	1,695,202	1,695,202
Accounts payable to entities related, current	513	513	760	760
Other financial liabilities, not current	6,347,199	6,374,639	6,602,891	6,738,872
Accounts payable, not current	481,586	481,586	498,832	498,832

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically these estimates refer to:

(a) Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

As of March 31, 2018, the capital gain amounts to ThUS $ 2,665,212 (ThUS $ 2,672,550 as of December 31, 2017), while the intangible assets comprise the Airport Slots for ThUS $ 960,108 (ThUS $ 964,513 as of December 31, 2017) and Loyalty Program for ThUS $ 319,912 (ThUS $ 321,440 as of December 31, 2017).

The Company checks at least once a year whether goodwill and intangible assets with an indefinite useful life have suffered an impairment loss. For this evaluation, the Company has identified two cash generating units (CGU), “Air transport” and “Multiplus coalition and loyalty program”. The book value of the surplus value assigned to each CGU as of March 31, 2018 amounts to ThUS $ 2,141,854 and ThUS $ 523,358 (ThUS $ ThUS $ 2,146,692 and ThUS $ 525,858 as of December 31, 2017), which include the following intangible assets with an indefinite useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport Slots	960,108	964,513	—	—

Loyalty program	—	—	319,912	321,440

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)	Recoverability of deferred tax assets

Deferred taxes are calculated according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available with which to offset the temporary differences. The Company makes financial and fiscal projections to evaluate the realization in time of this deferred tax asset. Additionally, it ensures that these projections are consistent with those used to measure other long-lived assets. As of March 31, 2018, the Company has recognized deferred tax assets of ThUS $ 376,822 (ThUS $ 364,021 as of December 31, 2017) and has ceased to recognize deferred tax assets on tax losses of ThUS $ 82,500 (ThUS $ 81,155 December 31, 2017) (Note 18).

(d) Air tickets sold that will not be finally used.

The Company records the advance sale of air tickets as deferred revenue. Revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired due to non-use. The Company evaluates monthly the probability of expiration of air tickets, with refund clauses, based on the history of use of air tickets. A change in this probability could have an impact on ordinary income in the year in which the change occurs and in future periods. As of March 31, 2018, deferred revenues associated with air tickets sold amounted to ThUS $ 1,533,770 (ThUS $ 1,550,447 as of December 31, 2017). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS $ 6,000 per month.

(e) Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of March 31, 2018, the deferred revenue associated with the LATAM Pass loyalty program amounts to ThUS $ 853,062 (ThUS $ 853,505 as of December 31, 2017). A hypothetical change of one percentage point in the exchange probability would result in an impact of ThUS $ 26,000 on the results of 2018 (ThUS $ 25,000 in 2017). The deferred revenues associated with the LATAM Fidelidade and Multiplus loyalty programs amount to ThUS $ 491,036 as of March 31, 2018 (ThUS $ 364,866 as of December 31, 2017). A hypothetical change of two percentage points in the number of points pending to be exchanged would result in an impact of ThUS $ 3,855 on the results of 2018 (ThUS $ 4,486 in 2017).

(f)	Provisions needs, and their valuation when required

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company considers that it has two operating segments: air transport and the Multiplus loyalty and coalition program.

The air transport segment corresponds to the route network for air transport and is based on the way in which the business is managed and managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reallocating resources (aircraft, crew, personnel, etc.) within the network, which implies a functional interrelation between them, making them inseparable. This segment definition is one of the most common at the level of the airline industry worldwide.

The Multiplus Coalition and Loyalty Program segment, unlike the LATAM Pass and LATAM Fidelidade programs, which are frequent flyer programs that operate as a unilateral loyalty system, offers a flexible, interrelated coalition system among its members, which has 19,9 million members, together with being an entity with a separate administration and a business not directly related to air transport.

For the periods ended			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At March 31,		At March 31,		At March 31,		At March 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $	ThUS $
	Unaudited
Income from ordinary activities from external customers (*)	2,613,835	2,239,425	—	120,482	—	—	2,613,835	2,359,907
Passengers	2,318,015	1,985,679	—	120,482	—	—	2,318,015	2,106,161
Freight	295,820	253,746	—	—	—	—	295,820	253,746
Income from ordinary activities from transactions with other operating segments	—	120,482	13,498	18,586	(13,498)	(139,068)	—	—
Other operating income	72,050	61,142	44,651	56,400	—	—	116,701	117,542
Interest income	5,009	9,032	7,178	13,892		—	12,187	22,924
Interest expense	(86,217)	(95,788)	—	—		—	(86,217)	(95,788)
Total net interest expense	(81,208)	(86,756)	7,178	13,892	—	—	(74,030)	(72,864)

Depreciation and amortization	(249,345)	(250,179)	(2,115)	(2,036)	—	—	(251,460)	(252,215)
Material non-cash items other than depreciation and amortization	(6,132)	23,176	—	(5)	—	—	(6,132)	23,171
Disposal of fixed assets and inventory losses	(5,779)	(8,625)	—	—	—	—	(5,779)	(8,625)
Doubtful accounts	(3,598)	(3,584)	—	(5)	—	—	(3,598)	(3,589)
Exchange differences	811	35,373	—	—	—	—	811	35,373
Result of indexation units	2,434	12	—	—	—	—	2,434	12
Income (loss) attributable to owners of the parents	58,416	24,565	35,473	40,992	—	—	93,889	65,557
Expenses for income tax	(32,341)	(32,589)	(14,382)	(20,899)	—	—	(46,723)	(53,488)
Segment profit / (loss)	72,099	33,808	35,473	40,992	—	—	107,572	74,800
Assets of segment	17,173,563	17,620,116	1,521,024	1,492,854	(6,482)	(7,569)	18,688,105	19,105,401
Segment liabilities	13,700,151	14,194,740	717,929	640,219	(46,755)	(45,907)	14,371,325	14,789,052
Amount of non-current asset additions	160,425	49,430	—	—	—	—	160,425	49,430
Property, plant and equipment	140,591	49,430	—	—	—	—	140,591	49,430
Intangibles other than goodwill	19,834	—	—	—	—	—	19,834	—
Purchase of non-monetary as sets of segment	169,566	85,674	—	—	—	—	169,566	85,674

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

For the periods ended			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At December 31,		At December 31,		At December 31,		At December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from	Unaudited
Purchases of property, plant and equipment	149,655	67,137	—	—	—	—	149,655	67,137
Additions associated with maintenance	88,872	31,162	—	—	—	—	88,872	31,162
Other additions	60,783	35,975	—	—	—	—	60,783	35,975
Purchases of intangible assets (**)	18,940	18,419	—	—	—	—	18,940	18,419
Other additions	18,940	18,419	—	—	—	—	18,940	18,419
Net cash flows from (used in) operating activities	343,216	14,081	13,038	171,233	(10,050)	(17,470)	346,204	167,844
Net cash flow from (used in) investing activities	(226,837)	(52,319)	(282)	(5,323)	—	—	(227,119)	(57,642)
Net cash flows from (used in) financing activities	(399,322)	(52,472)	(2,688)	(165,645)	—	—	(402,010)	(218,117)

(**) The company does not have the cash flows of intangible asset acquisitions associated with maintenance.

The Company’s revenues by geographic area are as follows:

	For the period ended
	At March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Peru	154,974	146,101
Argentina	333,712	319,297
U.S.A.	255,511	224,324
Europe	200,166	170,728
Colombia	89,109	74,317
Brazil	894,854	791,929
Ecuador	49,018	43,401
Chile	424,800	405,411
Asia Pacific and rest of Latin America	211,691	184,399
Income from ordinary activities	2,613,835	2,359,907
Other operating income	116,701	117,542

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Cash on hand	491	8,562
Bank balances	319,923	330,430
Overnight	154,930	239,292
Total Cash	475,344	578,284
Cash equivalents
Time deposits	213,495	534,062
Mutual funds	125,391	29,658
Total cash equivalents	338,886	563,720
Total cash and cash equivalents	814,230	1,142,004

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Argentine peso	18,585	12,135
Brazilian real	85,149	106,499
Chilean peso	18,717	81,845
Colombian peso	9,794	7,264
Euro	19,892	11,746
US Dollar	604,586	882,114
Other currencies	57,507	40,401
Total	814,230	1,142,004

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.       Financial instruments by category

As of March 31, 2018 (Unaudited)

Assets	Measured	At fair value
	at amortized	with	Hedge
	cost	changes in	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	688,839	125,391	—	814,230
Other financial assets, current (*)	21,790	655,911	91,904	769,605
Trade and others accounts receivable, current	1,291,933	—	—	1,291,933
Accounts receivable from related entities, current	2,284	—	—	2,284
Other financial assets, non current (*)	88,038	—	488	88,526
Accounts receivable, non current	6,499	—	—	6,499
Total	2,099,383	781,302	92,392	2,973,077

Liabilities	Measured
	at amortized	Hedge
	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,293,111	6,239	1,299,350
Trade and others accounts payable, current	1,673,944	—	1,673,944
Accounts payable to related entities, current	513	—	513
Other financial liabilities, non-current	6,347,199	1,615	6,348,814
Accounts payable, non-current	481,586	—	481,586
Total	9,796,353	7,854	9,804,207

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

As of December 31, 2017

				Initial
Assets	Loans		Held	as fair value
	and	Hedge	for	through
	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,112,346	—	—	29,658	1,142,004
Other financial assets, current (*)	23,918	62,348	1,421	472,232	559,919
Trade and others
accounts receivable, current	1,214,050	—	—	—	1,214,050
Accounts receivable from related entities, current	2,582	—	—	—	2,582
Other financial assets,
non current (*)	87,077	519	494	—	88,090
Accounts receivable, non current	6,891	—	—	—	6,891
Total	2,446,864	62,867	1,915	501,890	3,013,536

Liabilities	Other	Held
	financial	Hedge
	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,288,749	12,200	1,300,949
Trade and others accounts payable, current	1,695,202	—	1,695,202
Accounts payable to related entities, current	760	—	760
Other financial liabilities, non-current	6,602,891	2,617	6,605,508
Accounts payable, non-current	498,832	—	498,832
Total	10,086,434	14,817	10,101,251

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

	As of	As of
	March 31,	December 31,
a ) Assets	2018	2017
	ThUS $	ThUS $
	Unaudited
Cash and cash equivalents	814,230	1,142,004
Argentine peso	18,585	12,135
Brazilian real	85,149	106,499
Chilean peso	18,717	81,845
Colombian peso	9,794	7,264
Euro	19,892	11,746
US Dollar	604,586	882,114
Other currencies	57,507	40,401
Other financial assets (current and non-current)	858,131	648,009
Argentine peso	293	297
Brazilian real	666,233	475,810
Chilean peso	26,705	26,679
Colombian peso	544	1,928
Euro	8,373	7,853
US Dollar	153,387	133,431
Other currencies	2,596	2,011
Trade and other accounts receivable, current	1,291,933	1,214,050
Argentine peso	76,038	49,958
Brazilian real	682,158	635,890
Chilean peso	89,369	83,415
Colombian peso	8,596	3,249
Euro	60,260	48,286
US Dollar	182,771	257,324
Other currencies (*)	192,741	135,928
Accounts receivable, non-current	6,499	6,891
Brazilian real	4	4
Chilean peso	6,495	6,887
Accounts receivable from related entities, current	2,284	2,582
Brazilian real	101	2
Chilean peso	130	735
US Dollar	2,053	1,845
Total assets	2,973,077	3,013,536
Argentine peso	94,916	62,390
Brazilian real	1,433,645	1,218,205
Chilean peso	141,416	199,561
Colombian peso	18,934	12,441
Euro	88,525	67,885
US Dollar	942,797	1,274,714
Other currencies	252,844	178,340

(*)	See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,229,631	1,175,796
Other accounts receivable	169,736	133,054
Total trade and other accounts receivable	1,399,367	1,308,850
Less: Allowance for impairment loss	(100,935)	(87,909)
Total net trade and accounts receivable	1,298,432	1,220,941
Less: non-current portion – accounts receivable	(6,499)	(6,891)
Trade and other accounts receivable, current	1,291,933	1,214,050

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of the portfolio as of December 31, 2017 is as follows:

Up to date	1,040,671
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	34,153
Expired from 91 to 180 days	10,141
More than 180 days overdue (*)	2,922
Total matured accounts receivable, but not impaired	47,216
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	43,175
Debtor under pre-judicial collection process and portfolio sensitization	44,734
Total matured accounts receivable and impaired	87,909
Total	1,175,796

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

As of March 31, 2018, in order to determine the expected credit losses, the company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	Portfolio maturity
		from 1 to	from 91 to	from 181 to	more of
	Up to date	90 days	180 days	360 days	360 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Expected loss rate (1)	1%	3%	35%	48%	88%	8%
Gross book value (2)	975,666	124,463	23,813	35,699	69,990	1,229,631
Provision Deterioration	(9,784)	(4,187)	(8,510)	(17,135)	(61,319)	(100,935)

(1) Corresponds to the expected average rate.

(2) the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	March 31,	December 31,
Currency	2018	2017
	ThUS$	ThUS$
	Unaudited
Argentine Peso	76,038	49,958
Brazilian Real	682,162	635,894
Chilean Peso	95,864	90,302
Colombian peso	8,596	3,249
Euro	60,260	48,286
US Dollar	182,771	257,324
Other currency (*)	192,741	135,928
Total	1,298,432	1,220,941

(*) Other currencies
Australian Dollar	54,750	40,303
Chinese Yuan	950	37
Danish Krone	680	197
Pound Sterling	11,424	5,068
Indian Rupee	5,108	3,277
Japanese Yen	28,165	18,756
Norwegian Kroner	693	133
Swiss Franc	4,361	2,430
Korean Won	23,025	18,225
New Taiwanese Dollar	4,472	2,983
Other currencies	59,113	44,519
Total	192,741	135,928

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

		Adjustment
	Opening	adoption		(Increase)	Closing
Periods	balance	IFRS 9 (*)	Punishments	Decrease	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 as of March 31, 2017 (IAS 39) (Unaudited)	(77,054)	—	676	(5,795)	(82,173)
From April 1 to December 31, 2017	(82,173)	—	7,573	(13,309)	(87,909)
From January 1 as of March 31, 2018 (IAS 39) (Unaudited)	(87,909)	(10,499)	1,307	(3,834)	(100,935)

(*) Adjustment to the balance as of December 31, 2017 registered in retained earnings as of 01.01.2018 for the adoption of IFRS 9.

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2018			As of December 31, 2017
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	1,229,631	(100,935)	1,128,696	1,175,796	(87,909)	1,087,887
Other accounts receivable	169,736	—	169,736	133,054	—	133,054

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2018	2017
					ThUS$	ThUS$
					Unaudited

Foreign	Qatar Airways	Indirect shareholder	Qatar	ThU$	2,057	1,845
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	209	728
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	8	2
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	8	5
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	2	2
	Total current assets				2,284	2,582

(b)	Accounts payable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2018	2017
					ThUS$	ThUS$
					Unaudited
78.997.060-2	Viajes Falabella Ltda.	Related director	Chile	CLP	270	534
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	13	12
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ThUS$	6	4
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Related company	México	MXN	224	210
	Total current liabilities				513	760

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of March 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
	Unaudited
Technical stock	223,261	195,530
Non-technical stock	44,068	41,136
Total	267,329	236,666

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	22,207	21,839
Provision for obsolescence Non-technical stock	7,223	6,488
Total	29,430	28,327

The resulting amounts do not exceed the respective net realization values.

As of March 31, 2018, the Company recorded ThUS $ 32,456 (ThUS $ 38,035 as of March 31, 2017) in product results, mainly on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	655,911	472,232	—	—	655,911	472,232
Deposits in guarantee (aircraft)	14,606	15,690	40,378	41,058	54,984	56,748
Guarantees for margins of derivatives	631	2,197	—	—	631	2,197
Other investments	—	—	844	494	844	494
Domestic and foreign bonds	—	1,421	—	—	—	1,421
Other guarantees given	6,553	6,031	46,816	46,019	53,369	52,050
Subtotal of other financial assets	677,701	497,571	88,038	87,571	765,739	585,142
(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	—	202	—	—	—	202
Fair value of interest rate derivatives	7,403	3,113	—	—	7,403	3,113
Fair value of foreign currency derivatives	63,947	48,322	488	519	64,435	48,841
Fair value of fuel price derivatives	20,554	10,711	—	—	20,554	10,711
Subtotal of hedging assets	91,904	62,348	488	519	92,392	62,867
Total Other Financial Assets	769,605	559,919	88,526	88,090	858,131	648,009

The types of derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December	March 31,	December	March 31,	December
	2018	2017	2018	2017	2018	2017
	Unaudited		Unaudited		Unaudited
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments
Aircraft leases	33,774	31,322	2,662	4,718	36,436	36,040
Aircraft insurance and other	14,800	17,681	—	—	14,800	17,681
Others	9,868	10,012	1,095	1,186	10,963	11,198
Subtotal advance payments	58,442	59,015	3,757	5,904	62,199	64,919
(b) Contract assets (1)
GDS costs	14,614	—	—	—	14,614	—
Commissions credit cards	18,614	—	—	—	18,614	—
Commissions travel agencies	13,015	—	—	—	13,015	—
Subtotal assets of contracts	46,243	—	—	—	46,243	—
(c) Other assets
Aircraft maintenance reserve (2)	17,977	21,505	51,836	51,836	69,813	73,341
Sales tax	145,625	137,866	29,360	37,959	174,985	175,825
Other taxes	3,741	2,475	—	—	3,741	2,475
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	327	327	670	670	997	997
Judicial deposits	—	—	133,667	124,438	133,667	124,438
Others	4,142	—	—	—	4,142	—
Subtotal other assets	171,812	162,173	215,533	214,903	387,345	377,076
Total Other Non - Financial Assets	276,497	221,188	219,290	220,807	495,787	441,995

(1) As of March 31, 2018, the costs of activated contracts recognized in results amount to ThUS $ 57,919 and the amortization of the period is ThUS $ 69,400.

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of March 31, 2018, the maintenance reserves amount to ThUS $ 69,813 (ThUS $ 74,341, December 31, 2017), corresponding to 13 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and groups in expropriation held for sale at March 31, 2018 and December 31, 2017, are detailed below:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Current assets

Aircraft	96,117	236,022
Engines and rotables	9,181	9,197
Other assets	35,288	45,884
Total	140,586	291,103
Current liabilities
Other liabilities	20,819	15,546
Total	20,819	15,546

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

(a)        Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

During fiscal year 2017, adjustments were recognized for US $ 17.4 million to register these assets at their net realizable value.

In addition, during 2017, two Airbus A330 aircraft and seven spare Airbus A330 engines were sold.

During fiscal year 2018, adjustments for US $ 2.3 million were recognized to record these assets at their net realizable value.

Additionally, during the fiscal year 2018, the sale of a Boeing 777 aircraft took place and a transfer was made to the item Properties, plants and equipment of an Airbus A320 aircraft.

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

	As of		As of
	March 31,		December 31,
Aircraft	2018		2017
	Unaudited
Boeing 777 Freighter	1	(*)	2	(*)
Airbus A330-200	1		1
Airbus A320-200	—		1
ATR42-300	1		1
Total	3		5

(*) One aircraft leased to DHL.

(b)        Assets reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale

During in the first quarter of 2017, stocks of the fleet Airbus A330, were reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale.

During 2017 an adjustment of US $ 1.3 million was recognized to record these assets at their net realizable value.

In addition, during 2017 there was the partial sale of A330 inventory.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)         Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	March 31,	December 31,
Name of significant subsidiary	incorporation	currency	2018	2017
			%	%
			Unaudited
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	99.86560	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19061	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of March 31, 2018						ended March 31, 2018
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Lan Perú S.A.	498,183	477,644	20,539	473,360	471,376	1,984	292,954	5,771
Lan Cargo S.A.	586,994	276,404	310,590	375,567	298,508	77,059	64,885	(130)
Lan Argentina S.A.	342,556	308,831	33,725	301,695	297,653	4,042	111,013	(10,236)
Transporte Aéreo S.A.	329,750	38,357	291,393	103,867	33,430	70,437	89,652	5,982
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	112,186	90,440	21,746	94,912	88,964	5,948	57,204	2,518
Aerovías de Integración Regional, AIRES S.A.	143,142	64,117	79,025	93,162	81,555	11,607	75,501	(221)
TAM S.A. (*)	5,104,118	2,457,744	2,646,374	3,513,177	2,039,770	1,473,407	1,211,235	48,549

							Results for the period
	Statement of financial position as of December 31, 2017						ended March 31, 2017
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	315,607	294,308	21,299	303,204	301,476	1,728	255,619	(7,451)
Lan Cargo S.A.	584,169	266,836	317,333	371,934	292,529	79,405	59,880	2,958
Lan Argentina S.A.	198,951	166,445	32,506	143,731	139,914	3,817	105,039	(8,071)
Transporte Aéreo S.A.	324,498	30,909	293,589	104,357	36,901	67,456	84,353	12,300
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	96,407	66,166	30,241	84,123	78,817	5,306	48,239	(5,536)
Aerovías de Integración Regional, AIRES S.A.	138,138	64,160	73,978	91,431	80,081	11,350	57,339	(7,347)
TAM S.A. (*)	4,490,714	1,843,822	2,646,892	3,555,423	2,052,633	1,502,790	1,121,038	26,866

(b)       Non-controlling interest

			As of	As of	As of	As of
Equity		Country	March 31,	December 31,	March 31,	December 31,
	Tax No.	of origin	2018	2017	2018	2017
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0- E	Peru	30.00000	30.00000	7,448	3,722
Lan Cargo S.A. and Subsidiaries	93.383.000- 4	Chile	0.10196	0.10196	(536)	849
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0- E	Mexico	51.00000	51.00000	4,577	4,578
Inversora Cordillera S.A. and Subsidiaries	0- E	Argentina	0,13940	0,13940	4,291	3,502
Lan Argentina S.A.	0- E	Argentina	0,02842	0,02842	(461)	79
Americonsult de Guatemala S.A.	0- E	Guatemala	1.00000	1.00000	1	1
Americonsult Costa Rica S.A.	0- E	Costa Rica	1.00000	1.00000	12	12
Linea Aérea Carguera de Colombiana S.A.	0- E	Colombia	10.00000	10.00000	(463)	(520)
Aerolíneas Regionales de Integración Aires S.A.	0- E	Colombia	0.80944	0.80944	487	461
Transportes Aereos del Mercosur S.A.	0- E	Paraguay	5.02000	5.02000	1,563	1,324
Multiplus S.A.	0- E	Brazil	27.26000	27.26000	76,152	77,139
Total					93,071	91,147

			For the period ended		For the period ended
Incomes		Country	March 31,		March 31,
	Tax No.	of origin	2018	2017	2018	2017
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0- E	Peru	30.00000	30.00000	3,533	(2,235)
Lan Cargo S.A. and Subsidiaries	93.383.000- 4	Chile	0.10196	0.10196	12	15
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0- E	Mexico	51.00000	51.00000	261	234
Inversora Cordillera S.A. and Subsidiaries	0- E	Argentina	0,13940	0,70422	—	90
Lan Argentina S.A.	0- E	Argentina	0,02842	0,13440	—	19
Americonsult de Guatemala S.A.	0- E	Guatemala	1.00000	1.00000	—	—
Linea Aérea Carguera de Colombiana S.A.	0- E	Colombia	10.00000	10.00000	58	(94)
Aerolíneas Regionales de Integración Aires S.A.	0- E	Colombia	0.80944	0.80944	(2)	(59)
Transportes Aereos del Mercosur S.A.	0- E	Paraguay	5.02000	5.02000	220	99
Multiplus S.A.	0- E	Brazil	27.26000	27.26000	9,601	11,174
Total					13,683	9,243

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	960,108	964,513	960,108	964,513
Loyalty program	319,912	321,440	319,912	321,440
Computer software	184,211	160,970	543,522	509,377
Developing software	106,390	123,415	106,390	123,415
Trademarks (1)	43,574	46,909	62,242	62,539
Other assets	508	—	1,315	—
Total	1,614,703	1,617,247	1,993,489	1,981,284

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (2)	Program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	157,016	91,053	978,849	383,395	1,610,313
Additions	944	17,600	—	—	18,544
Withdrawals	—	(642)	—	—	(642)
Transfer software	8,741	(8,545)	—	—	196
Foreing exchange	2,080	677	28,021	10,975	41,753
Amortization	(11,380)	—	—	(2,448)	(13,828)
Closing balance as of March 31, 2017 (Unaudited)	157,401	100,143	1,006,870	391,922	1,656,336

Opening balance as of April 1, 2017	157,401	100,143	1,006,870	391,922	1,656,336
Additions	7,509	61,280	—	—	68,789
Withdrawals	(244)	(42)	—	—	(286)
Transfer software	37,042	(37,035)	—	—	7
Foreing exchange	(3,295)	(931)	(42,357)	(16,434)	(63,017)
Amortization	(37,443)	—	—	(7,139)	(44,582)
Closing balance as of December 31, 2017	160,970	123,415	964,513	368,349	1,617,247

Opening balance as of January 1, 2018	160,970	123,415	964,513	368,349	1,617,247
Additions	750	19,084	—	—	19,834
Withdrawals	(27)	(2)	—	—	(29)
Transfer software	35,956	(35,960)	—	—	(4)
Foreing exchange	(340)	(147)	(4,405)	(1,751)	(6,643)
Amortization	(12,590)	—	—	(3,112)	(15,702)
Closing balance as of March 31, 2018 (Unaudited)	184,719	106,390	960,108	363,486	1,614,703

(1)	In 2016, after the extensive work of integration after the association between LAN and TAM, during which there has been solid progress in the homologation of the optimization processes of its air connections, in addition to the restructuring and modernization of the fleet of aircraft, the Company has resolved adopt a unique name and identity, and announce that the brand of the group will be LATAM”, which would unite all companies under a single image.

Given the above, we have proceeded to review the brands useful life, concluding that these should go from an indefinite to defined useful life. The estimated new useful life is 5 years, equivalent to the period for finishing all the image changes necessary.

(2)      See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of March 31, 2018, amounts to ThUS $ 389,165 (ThUS $ 373,463 as of December 31, 2017).

NOTE 16 – GOODWILL

Goodwill as of March 31, 2018, amounts to ThUS $ 2,665,212 (ThUS $ 2,672,550 as of December 31, 2017). The goodwill movement, separated by CGU, includes the following:

		Coalition
Movement of Goodwill, separated by CGU:		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	2,176,634	533,748	2,710,382
Increase (decrease) due to exchange rate differences	61,360	15,280	76,640
Closing balance as of March 31, 2017 (Unaudited)	2,237,994	549,028	2,787,022
Opening balance as of April 1, 2017	2,237,994	549,028	2,787,022
Increase (decrease) due to exchange rate differences	(91,302)	(23,170)	(114,472)
Closing balance as of December 31, 2017	2,146,692	525,858	2,672,550
Opening balance as of January 1, 2018	2,146,692	525,858	2,672,550
Increase (decrease) due to exchange rate differences	(4,838)	(2,500)	(7,338)
Closing balance as of March 31, 2018 (Unaudited)	2,141,854	523,358	2,665,212

The Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU “Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management’s expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU “Air transportation” and Brazilian Reals for CGU “Program coalition loyalty Multiplus”, both after taxes and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

As of December 31, 2017 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.3 - 3.9	3.3 - 3.9
Discount rate based on the weighted average
cost of capital (WACC)%		7.55 - 8.55	—
Discount rate based on cost of equity (Ke)%		—	12.4 - 13.4
Fuel Price from futures price curves
commodities markets	US$/barrel	73-78	—

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	8.55	—	1.0
Coalition and loyalty program Multiplus CGU	—	13.4	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

As of March 31, 2018, no signs of deterioration have been identified for the CGU Multiplus Coalition and Loyalty Program and for the UGE Transporte Aéreo that require a deterioration test.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Construction in progress (1)	599,362	556,822	—	—	599,362	556,822
Land	49,675	49,780	—	—	49,675	49,780
Buildings	189,134	190,552	(67,119)	(66,004)	122,015	124,548
Plant and equipment	7,952,028	9,222,540	(2,173,205)	(2,390,142)	5,778,823	6,832,398
Own aircraft (2)	7,255,791	8,544,185	(1,913,651)	(2,138,612)	5,342,140	6,405,573
Other (3)	696,237	678,355	(259,554)	(251,530)	436,683	426,825
Machinery	38,976	39,084	(29,906)	(29,296)	9,070	9,788
Information technology equipment	168,395	166,713	(139,025)	(136,557)	29,370	30,156
Fixed installations and accessories	189,246	186,989	(109,142)	(106,212)	80,104	80,777
Motor vehicles	70,183	70,290	(60,256)	(58,812)	9,927	11,478
Leasehold improvements	196,224	186,679	(110,519)	(102,454)	85,705	84,225
Other property, plants and equipment	5,057,024	3,640,838	(1,765,851)	(1,355,475)	3,291,173	2,285,363
Financial leasing aircraft (2)	4,979,874	3,551,041	(1,738,221)	(1,328,421)	3,241,653	2,222,620
Other	77,150	89,797	(27,630)	(27,054)	49,520	62,743
Total	14,510,247	14,310,287	(4,455,023)	(4,244,952)	10,055,224	10,065,335

(1) As of March 31, 2018, includes advances paid to aircraft manufacturers for ThUS $ 584,722 (ThUS $ 543,720 as of December 31, 2017)

(2) In the period ended March 31, 2018, the Company sold its interest in seven special purposes companies. As a result of this, 23 aircraft were reclassified from the category Plants and equipment to the category Other properties, plants and equipment.

(3) Consider mainly rotables and tools.

a)       Movement in the different categories of Property, plant and equipment:

									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2017	470,065	50,148	130,219	7,789,875	39,714	83,912	1,045	104,541	1,828,630	10,498,149
Additions	3,106	—	—	42,917	787	72	—	390	2,158	49,430
Disposals	—	—	—	—	(1)	—	(12)	—	(9)	(22)
Retirements	(8)	—	—	(3,137)	(399)	(80)	—	2	(1,266)	(4,888)
Depreciation expenses	—	—	(2,443)	(138,506)	(3,580)	(3,886)	(48)	(6,829)	(35,655)	(190,947)
Foreing exchange	505	881	846	8,537	528	1,483	6	538	10,019	23,343
Other increases (decreases )	14,279	—	—	(11,038)	—	9,515	—	(415)	(900)	11,441
Changes, total	17,882	881	(1,597)	(101,227)	(2,665)	7,104	(54)	(6,314)	(25,653)	(111,643)
Closing balance as of March 31, 2017 (Unaudited)	487,947	51,029	128,622	7,688,648	37,049	91,016	991	98,227	1,802,977	10,386,506
Opening balance as of April 1, 2017	487,947	51,029	128,622	7,688,648	37,049	91,016	991	98,227	1,802,977	10,386,506
Additions	8,039	—	—	215,698	4,921	257	77	7,766	39,325	276,083
Disposals	—	—	—	(16,004)	(5)	(10)	(31)	—	(18)	(16,068)
Retirements	(119)	—	(6)	(21,204)	(74)	(417)	—	(2)	(344)	(22,166)
Depreciation expenses	—	—	(5,503)	(358,351)	(11,007)	(10,238)	(139)	(20,437)	(168,582)	(574,257)
Foreing exchange	(398)	(1,249)	(1,121)	(13,140)	(711)	(2,303)	(14)	(781)	(15,132)	(34,849)
Other increases (decreases )	61,353	—	2,556	(642,419)	(17)	2,472	(448)	(548)	627,137	50,086
Changes, total	68,875	(1,249)	(4,074)	(835,420)	(6,893)	(10,239)	(555)	(14,002)	482,386	(321,171)
Closing balance as of December 31, 2017	556,822	49,780	124,548	6,853,228	30,156	80,777	436	84,225	2,285,363	10,065,335
Opening balance as of January 1, 2018	556,822	49,780	124,548	6,853,228	30,156	80,777	436	84,225	2,285,363	10,065,335
Additions	1,210	—	—	135,306	2,729	51	3	—	1,292	140,591
Disposals	—	—	(791)	—	—	(45)	—	—	—	(836)
Retirements	(6)	—	—	(6,830)	(86)	(22)	—	(4)	(14)	(6,962)
Depreciation expenses	—	—	(1,614)	(114,678)	(3,376)	(3,348)	(45)	(7,188)	(65,910)	(196,159)
Foreing exchange	(6)	(105)	(128)	(1,403)	(58)	(111)	(1)	(81)	(1,623)	(3,516)
Other increases (decreases )	41,342	—	—	(1,068,196)	5	2,802	—	8,753	1,072,065	56,771
Changes, total	42,540	(105)	(2,533)	(1,055,801)	(786)	(673)	(43)	1,480	1,005,810	(10,111)
Closing balance as of March 31, 2018 (Unaudited)	599,362	49,675	122,015	5,797,427	29,370	80,104	393	85,705	3,291,173	10,055,224

(1)        During 2016 the sale of two Airbus A330 aircraft was materialized.

(2)	During 2016 the reclassification to non-current assets or groups of assets for disposal classified as held for sale (see Note 13) of two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft and two Boeing 777 aircraft was materialized.

(b)       Composition of the fleet:

		Aircraft included in Property, plant and equipment				Operating leases				Total fleet
		As of		As of		As of		As of		As of		As of
		March 31,		December 31,		March 31,		December 31,		March 31,		December 31,
Aircraft	Model	2018		2017		2018		2017		2018		2017
		Unaudited				Unaudited				Unaudited
Boeing 767	300ER	34		34		2		2		36		36
Boeing 767	300F	8		8	(1)	1		2		9	(1)	10	(1)
Boeing 777	300ER	4		4		6		6		10		10
Boeing 777	Freighter	—		—		—		—		—		—
Boeing 787	800	6		6		4		4		10		10
Boeing 787	900	4		4		10		10		14		14
Airbus A319	100	37		37		9		9		46		46
Airbus A320	200	95	(2)	93	(2)	37		38		132	(2)	131	(2)
Airbus A320	NEO	1		1		3		3		4		4
Airbus A321	200	30		30		19		17		49		47
Airbus A330	200	—		—		1		—		1		—
Airbus A350	900	5	(3)	5	(3)	2	(3)	2	(3)	7	(3)	7	(3)
Total		224		222		94		93		318		315

(1) An aircraft leased to FEDEX as of December 2017

(2) Three aircraft leased to Salam Air and two to Sundair

(3) Two aircraft leased to Qatar Air. One in operating leases and one in property, plant and equipment.

(c) Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	23
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	23

(*)        Except for the Boeing 767 300ER and Boeing 767 300F fleets which consider a lower residual value due to the extension of their useful life to 22 and 23 years respectively. Additionally certain technical components, which are depreciated based on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

As of March 31, 2018, the charge to income for the depreciation of the period, which is included in the consolidated statement of income, amounts to ThUS $ 196,159 (ThUS $ 173,975 as of March 31, 2017). This charge is recognized in the cost of sales and administrative expenses of the consolidated statement of income.

(d)          Additional information regarding Property, plant and equipment:

(i)      Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			March 31,		December 31,
			2018		2017
Guarantee	As sets		Existing	Book	Existing	Book
agent (*)	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Wilmington	Aircraft and engines	Airbus A321 / A350	625,356	711,742	637,934	721,602
Trust Company		Boeing 767	195,545	271,729	593,655	888,948
		Boeing 787	565,299	622,531	720,267	842,127
Banco Santander S.A.	Aircraft and engines	Airbus A320	192,551	286,172	199,165	291,649
		Airbus A321	28,395	39,949	29,296	40,584
BNP Paribas	Aircraft and engines	Airbus A319	30,704	47,292	84,767	136,407
		Airbus A320	10,783	20,864	110,267	175,650
Credit Agricole	Aircraft and engines	Airbus A319	19,572	38,062	20,874	38,826
		Airbus A320	43,048	101,830	46,895	98,098
		Airbus A321	27,704	82,688	30,322	85,463
Wells Fargo	Aircraft and engines	Airbus A320	217,782	302,294	224,786	306,660
Bank of Utah	Aircraft and engines	Airbus A320 / A350	603,757	652,817	614,632	666,665
Natixis	Aircraft and engines	Airbus A320	14,912	34,044	34,592	72,388
		Airbus A321	366,672	473,808	378,418	481,397
Citibank N. A.	Aircraft and engines	Airbus A320	90,713	139,164	94,882	141,817
		Airbus A321	34,281	70,808	36,026	72,741
KfW IP EX-Bank	Aircraft and engines	Airbus A319	5,106	5,590	5,592	5,505
		Airbus A320	12,117	12,890	21,296	30,513
Airbus Financial Services	Aircraft and engines	Airbus A319	21,071	26,400	22,927	26,973
P K AirFinance US, Inc.	Aircraft and engines	Airbus A320	44,337	55,487	46,500	56,539
Banco BBVA	Land and buildings (2)		55,801	66,280	55,801	66,876
Total direct guarantee			3,205,506	4,062,441	4,008,894	5,247,428

(*) Due to the characteristics of a syndicated loan, the guarantee agent is the representative of the creditors.

(1) Corresponds to a debt classified in item loans to exporters (see Note 19).

The amounts of the current debt are presented at their nominal value. The book value corresponds to the goods granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of March 31, 2018, amounts to ThUS$ 1,707,978 (ThUS $ 1,087,052 as of December 31, 2017). The book value of the assets with indirect guarantees as of March 31, 2018, amounts to ThUS $ 3,241,653 (ThUS $ 2,222,620 as of December 31, 2017).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of March 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	140,848	136,811
Commitments for the acquisition of aircraft (*)	15,400,000	15,400,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2018	2019	2020	2021	2022	Total

Airbus S.A.S.	13	11	16	21	11	72
A320-NEO	7	3	9	8	5	32
A321	—	1	—	—	—	1
A321-NEO	2	3	5	5	4	19
A350-1000	—	—	2	8	2	12
A350-900	4	4	—	—	—	8
The Boeing Company	—	6	2	2	—	10
Boeing 777	—	2	—	—	—	2
Boeing 787-9	—	4	2	2	—	8
Total	13	17	18	23	11	82

As of March 31, 2018, as a result of the different aircraft purchase agreements signed with Airbus SAS, there remain to receive 52 Airbus aircraft of the A320 family, with deliveries between 2018 and 2022, and 20 Airbus aircraft of the A350 family with dates delivery between 2018 and 2022. The approximate amount, according to manufacturer's list prices, is ThUS $ 12,600,000.

As of March 31, 2018, as a result of the different aircraft purchase agreements signed with The Boeing Company, there remain 8 Boeing 787 Dreamliner aircraft, with delivery dates between 2019 and 2021, and 2 Boeing 777 aircraft, with delivery planned for the year 2019. The approximate amount, according to manufacturer's list prices, is ThUS $ 2,800,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		March 31,
		2018	2017
		Unaudited
Average rate of capitalization of capitalized interest costs	%	4.47	3.62
Costs of capitalized interest	ThUS$	5,456	3,583

(iv)	Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of March 31, 2018	As of December 31, 2017
			Unaudited
Azalea Leasing Limited	Airbus A320	200	2	—
Bailarin Leasing LLC	Boeing B787	800	2	—
Bandurria Leasing Limitd	Airbus A319	100	3	3
Bandurria Leasing Limitd	Airbus A320	200	4	4
Becacina Leasing LLC	Boeing 767	300ER	1	1
Chucao Leasing Limited	Airbus A319	100	2	—
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cisne Leasing LLC	Boeing 767	300ER	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Fragata Leasing LLC	Boeing B787	800	1	—
Garza Leasing LLC	Boeing 767	300ER	1	1
Jilguero Leasing LLC	Boing B767	300ER	3	3
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Manaca Leasing Limited	Airbus A320	200	1	—
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Patagon Leasing Limited	Airbus A319	100	3	3
Petrel Leasing LLC	Boeing 767	300ER	—	1
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
Tagua Leasing LLC	Boeing B767	300ER	9	—
Tiuque Leasing Limited	Airbus A319	100	1	—
Tiuque Leasing Limited	Airbus A320	200	5	—
Torcaza Leasing Limited	Airbus A320	200	8	8
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association	Airbus A319	100	1	1
Total			82	60

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircrafts, perform maintenance on the aircrafts and update the airworthiness certificates at their own cost.

The assets acquired under the financial leasing modality are classified under Other property, plant and equipment. As of March 31, 2018, the Company registers under this modality eighty-two aircraft (sixty aircraft as of December 31, 2017).

The book value of the assets by financial leasing as of March 31, 2018, amounts to ThUS$ 3,268,822 (ThUS$ 2,107,526 as of December 31, 2017).

The minimum payments under financial leases are as follows:

	As o f March 31, 2018			As o f December 31, 2017
	Gross Value	Interest	Present Value	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
No later than one year	291,050	(31,733)	259,317	303,863	(32,447)	271,416
Between one and five years	786,639	(28,589)	758,050	835,696	(30,050)	805,646
Over five years	25,243	(669)	24,574	36,788	(816)	35,972
Total	1,102,932	(60,991)	1,041,941	1,176,347	(63,313)	1,113,034

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended March 31, 2018, the income tax provision was calculated for such period, applying the rate of 27% for the business year 2018, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the "Partially Integrated Taxation System" is chosen. Alternatively, if the Company chooses the "Attributed Income Taxation System" the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the "Partially Integrated Taxation System", unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the "Attributed Income Taxation System". This decision was taken in the last quarter of 2016.

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System" and could not elect to use the other system.

The Partially Integrated Taxation System is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

Assets and deferred tax liabilities are offset if there is a legal right to offset the assets and liabilities always correspond to the same entity and tax authority.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non- current assets		Total assets
	As of March 31, 2018	As of December 31, 2017	As of March 31, 2018	As of December 31, 2017	As of March 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	68,652	65,257	—	—	68,652	65,257
Other recoverable credits	13,778	12,730	16,932	17,532	30,710	30,262
Total assets by current tax	82,430	77,987	16,932	17,532	99,362	95,519

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non- current liabilities		Total liabilities
	As of March 31, 2018	As of December 31, 2017	As of March 31, 2018	As of December 31, 2017	As of March 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	4,302	3,511	—	—	4,302	3,511
Additional tax provision	—	—	—	—	—	—
Total liabilities by current tax	4,302	3,511	—	—	4,302	3,511

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of March 31, 2018	As of December 31, 2017	As of March 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Depreciation	225,948	210,855	1,318,825	1,401,277
Leased assets	(105,519)	(103,201)	397,869	275,142
Amortization	(1,113)	(484)	54,776	54,335
Provisions	(18,972)	(9,771)	15,648	690
Revaluation of financial instruments	—	(734)	(7,779)	(4,484)
Tax losses	275,344	290,973	(1,205,035)	(1,188,586)
Intangibles	—	—	378,964	406,536
Others	1,134	(23,617)	8,710	4,787
Total	376,822	364,021	961,978	949,697

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to March 31, 2017 (Unaudited)

	Opening balance Assets /(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,376,025)	(144,697)	—	(623)	(1,521,345)
Leased assets	(239,758)	32,673	—	(569)	(207,654)
Amortization	(77,480)	13,296	—	(336)	(64,520)
Provisions	281,369	24,476	(1,040)	9,253	314,058
Revaluation of financial instruments	3,223	2,666	(720)	232	5,401
Tax losses (*)	1,328,736	31,278	—	2,434	1,362,448
Revaluation propety, plant and equipment	—	(1,074)	—	1,074	—
Intangibles	(430,705)	23,483	—	(12,208)	(419,430)
Others	(20,539)	(7,916)	—	618	(27,837)

Total	(531,179)	(25,815)	(1,760)	(125)	(558,879)

(b) From April 1 to December 31, 2017

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets /(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(1,521,345)	329,979	—	945	(1,190,421)
Leased assets	(207,654)	(171,552)	—	863	(378,343)
Amortization	(64,520)	9,190	—	510	(54,820)
Provisions	314,058	(310,743)	255	(14,031)	(10,461)
Revaluation of financial instruments	5,401	(249)	(1,050)	(352)	3,750
Tax losses (*)	1,362,448	120,803	—	(3,691)	1,479,560
Intangibles	(419,430)	953	—	11,941	(406,536)
Others	(27,837)	369	—	(937)	(28,405)

Total	(558,879)	(21,250)	(795)	(4,752)	(585,676)

(a) From January 1 to March 31, 2018 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets /(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(1,190,421)	97,442	—	102	(1,092,877)
Leased assets	(378,343)	(125,138)	—	93	(503,388)
Amortization	(54,820)	(1,124)	—	55	(55,889)
Provisions	(10,461)	(22,385)	(260)	(1,514)	(34,620)
Revaluation of financial instruments	3,750	6,364	(2,297)	(38)	7,779
Tax losses (*)	1,479,560	1,217	—	(398)	1,480,379
Intangibles	(406,536)	29,721	—	(2,150)	(378,965)
Others	(28,405)	20,931	—	(101)	(7,575)

Total	(585,676)	7,028	(2,557)	(3,951)	(585,156)

Deferred tax assets not recognized:	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Tax losses	82,500	81,155
Total Deferred tax assets not recognized	82,500	81,155

Deferred tax assets on tax loss, are recognized to the extent that it is likely probable the realization of future tax benefit By the above at March 31, 2018, the Company has not recognized deferred tax assets of ThUS$ 82,500 (ThUS$ 81,155 at December 31, 2017) according with a loss of ThUS$ 252,120 (ThUS$ 247,920 at December 31, 2017).

Deferred tax expense and current income taxes:

	For the period ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	39,695	23,815
Adjustment to previous period’s current tax	—	1,267
Total current tax expense, net	39,695	25,082

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	7,028	28,387
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	—	19
Total deferred tax expense, net	7,028	28,406
Income tax expense	46,723	53,488

Composition of income tax expense (income):

	For the period ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	38,965	23,900
Current tax expense, net, Chile	730	1,201
Total current tax expense, net	39,695	25,101

Deferred tax expense, net, foreign	(208)	(8,307)
Deferred tax expense, net, Chile	7,236	36,694
Deferred tax expense, net, total	7,028	28,387
Income tax expense	46,723	53,488

Profit before tax by the legal tax rate in Chile (27% and 25.5% at March 31, 2018 and 2017, respectively)

	For the period ended		For the period ended
	March 31,		March 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	%	%
	Unaudited		Unaudited
Tax expense using the legal rate (*)	41,660	32,712	27.00	25.50
Tax effect by change in tax rate (*)	—	—	—	—
Tax effect of rates in other jurisdictions	6,627	8,903	4.30	6.94
Tax effect of non-taxable operating revenues	97	(44,658)	0.06	(34.81)
Tax effect of disallowable expenses	4,023	71,862	2.61	56.02
Tax effect of the use of tax losses not previously recognized	1,087	(10,423)	0.70	(8.13)
Other increases (decreases) in legal tax charge	(6,771)	(4,908)	(4.39)	(3.83)
Total adjustments to tax expense using the legal	5,063	20,776	3.28	16.19
Tax expense using the effective rate	46,723	53,488	30.28	41.69

(*) On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at March 31, 2018 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	2,557	(1,760)

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

		As of	As of
		March 31,	December 31,
		2018	2017
		ThUS$	ThUS$
		Unaudited
Current
(a)	Interest bearing loans	1,293,111	1,288,749
(b)	Hedge derivatives	6,239	12,200
	Total current	1,299,350	1,300,949
Non-current
(a)	Interest bearing loans	6,347,199	6,602,891
(b)	Hedge derivatives	1,615	2,617
	Total non-current	6,348,814	6,605,508

(a)        Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	325,648	314,618
Bank loans (1)	44,722	59,017
Guaranteed obligations	404,399	531,173
Other guaranteed obligations	2,228	2,170
Subtotal bank loans	776,997	906,978

Obligation with the public (2)	42,157	14,785
Financial leases	382,229	276,541
Other loans	91,728	90,445
Total current	1,293,111	1,288,749

Non-current
Bank loans	260,382	260,433
Guaranteed obligations (3) (7)	2,690,125	3,505,669
Other guaranteed obligations	240,220	240,007
Subtotal bank loans	3,190,727	4,006,109

Obligation with the public (4) (5) (6)	1,578,813	1,569,281
Financial leases (7)	1,406,018	832,964
Other loans	171,641	194,537
Total non-current	6,347,199	6,602,891
Total obligations with financial institutions	7,640,310	7,891,640

(1) On September 29, 2016 TAM Linhas Aéreas S.A. obtained financing for US$ 200 million, guaranteed with 18% of the shares of Multiplus S.A., percentage adjustable depending on the shares price. Additionally, TAM obtained a hedging economic (Cross Currency Swap) for the same amount and period, in order to convert the commitment currency from US$ to BRL.

On March 30, 2017, TAM Linhas Aéreas S.A. restructured the financing mentioned in the previous paragraph, modifying the nominal amount of the transaction to US $ 137 million.

On September 27, 2017, TAM Linhas Aéreas S.A. made the payment of capital plus interest corresponding to the last installment of the financing described above. Simultaneously, all the garments were lifted on the shares of Multiplus S.A. delivered as collateral.

(2) On April 25, 2017, the payment of the principal plus interest on the long-term bonds issued by the company TAM Capital Inc. for an amount of US$ 300,000,000 at an interest rate of 7.375% annual. The payment consisted of 100% of the capital, US$ 300,000,000, and interest accrued as of the date of payment for ThUS $ 11,063.

(3) On April 10, 2017, the issuance and private placement of debt securities in the amount of US$ 140,000,000 was made under the current structure of the Enhanced Equipment Trust Certificates (“EETC”) issued and placed the year 2015 to finance the acquisition of eleven Airbus A321-200, two Airbus A350-900 and four Boeing 787-9 with arrivals between July 2015 and April 2016. The offer is made up of Class C Certificates, which are subordinate to the Current Class A Certificates and Class B Certificates held by the Company. The term of the Class C Certificates is six years and expires in 2023.

(4) On April 11, 2017, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued and placed on the international market, pursuant to Rule 144 -A and Regulation S of the securities laws of the United States of America, long-term unsecured bonds in the amount of US$ 700,000,000, maturing in 2024 at an annual interest rate of 6.875%.

As reported in the essential fact of April 6, 2017, the Issue and placement of the 144-A Bonds was intended to finance general corporate purposes of LATAM.

(5) On August 17, 2017, LATAM made the placement in the local market (Santiago Stock Exchange) of the Series A Bonds (BLATM-A), Series B (BLATM-B), Series C (BLATM-) C) and Series D (BLATM-D), which correspond to the first issue of bonds charged to the line inscribed in the Securities Registry of the Commission for the Financial Market (“CMF”), under number 862 for a total of UF 9,000,000.

The total amount placed of the Series A Bond was UF 2,500,000; The total amount placed of the Series B Bond was UF 2,500,000. The total amount placed of the Series C Bond was UF 1,850,000. The total amount placed of the Series D Bond was UF 1,850,000, thus totaling UF 8,700,000.

The Series A Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series B Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%. The Series C Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series D Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%.

The proceeds of the placement of the Series A, Series B, Series C and Series D Bonds were allocated in full to the partial financing of the early redemption of the total bonds of TAM Capital 3 inc.

(6) On September 1, 2017, TAM Capital 3 Inc., a company controlled indirectly by TAM S.A. through its subsidiary TAM Linhas Aéreas SA, which consolidates its financial statements with LATAM, made the full advance redemption of the bonds it placed abroad on June 3, 2011, for an amount of US $ 500 million at a 8.375% rate and with an expiration date on June 3, 2021. The total redemption was partially financed with the placement of bonds in the local market described in number (5) above, and the balance, with other funds available from the Company.

(7) In the period ended March 31, 2018, the Company sold its interest in seven special purposes companies. As a result of this, the classification of the financial liabilities associated with 23 aircraft from guaranteed obligations to financial leases was modified.

All interest-bearing liabilities are recorded according to the effective rate method. Under IFRS, in the case of fixed rate loans, the effective rate determined does not vary over the duration of the loan, whereas in variable rate loans, the effective rate changes to the date of each payment of interest.

Currency balances that make the interest bearing loans:

	As of	As of
	March 31,	December 31,
	2018	2017
Currency	ThUS$	ThUS$
	Unaudited
Brazilian real	8	130
Chilean peso (U.F.)	518,150	521,122
US Dollar	7,122,152	7,370,388
Total	7,640,310	7,891,640

Interest-bearing loans due in installments to March 31, 2018 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries,  Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	ThUS$	—	75,000	—	—	—	75,000	—	75,401	—	—	—	75,401	At Expiration	2.64	2.64
97.032.000-8	BBVA	Chile	UF	—	57,206	—	—	—	57,206	522	57,206	—	—	—	57,728	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	ThUS$	40,000	—	—	—	—	40,000	40,068	—	—	—	—	40,068	At Expiration	2.67	2.67
97.030.000-7	ESTADO	Chile	ThUS$	40,000	—	—	—	—	40,000	40,006	—	—	—	—	40,006	At Expiration	2.73	2.73
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	100,000	—	—	—	—	100,000	100,437	—	—	—	—	100,437	At Expiration	2.73	2.73
97.951.000-4	HSBC	Chile	ThUS$	12,000	—	—	—	—	12,000	12,008	—	—	—	—	12,008	At Expiration	2.32	2.32

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	9,594	18,456	36,912	—	—	64,962	9,674	18,456	36,631	—	—	64,761	Quarterly	3.43	3.43
0-E	BLADEX	U.S.A.	ThUS$	7,500	7,500	15,000	—	—	30,000	8,082	7,500	14,750	—	—	30,332	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	ThUS$	—	—	207,288	—	—	207,288	459	—	207,288	—	—	207,747	Quarterly	4.98	4.98

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	—	—	500,000	—	700,000	1,200,000	22,857	12,172	492,745	—	697,535	1,225,309	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	—	—	—	194,412	194,411	388,823	7,128	—	—	194,267	194,266	395,661	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	7,876	23,740	49,773	8,935	—	90,324	8,217	23,740	48,926	8,935	—	89,818	Quarterly	3.00	2.56
0-E	BNP PARIBAS	U.S.A.	ThUS$	16,380	39,119	115,349	119,530	273,913	564,291	20,550	39,481	111,883	117,578	271,361	560,853	Quarterly	3.68	3.68
0-E	WELLS FARGO	U.S.A.	ThUS$	6,344	19,197	52,422	54,261	63,321	195,545	7,343	19,197	45,243	51,331	61,902	185,016	Quarterly	2.17	1.82
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,491	61,866	177,033	185,485	569,551	1,014,426	26,551	61,866	171,359	182,786	566,471	1,009,033	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	ThUS$	10,546	32,087	89,041	86,201	83,347	301,222	11,714	32,087	83,726	83,736	81,262	292,525	Quarterly	3.57	2.69
0-E	US BANK	U.S.A.	ThUS$	15,244	46,254	127,272	133,197	135,710	457,677	17,381	46,254	110,983	126,153	132,042	432,813	Quarterly	4.00	2.82
0-E	NATIXIS	France	ThUS$	13,332	40,868	97,463	84,514	145,406	381,583	14,290	40,868	95,502	83,538	143,797	377,995	Quarterly	3.96	3.94
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,202	6,840	20,091	15,204	—	44,337	2,268	6,840	20,091	15,204	—	44,403	Monthly	3.49	3.49
0-E	KFW IPEX-BANK	Germany	ThUS$	1,654	5,052	10,516	—	—	17,222	1,682	5,052	10,516	—	—	17,250	Quarterly	3.54	3.54
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,870	5,699	13,501	—	—	21,070	1,912	5,699	13,501	—	—	21,112	Monthly	3.35	3.35
0-E	INVESTEC	England	ThUS$	3,246	6,198	20,613	23,172	8,776	62,005	4,153	6,311	19,996	22,979	8,753	62,192	Semiannual	6.19	6.19
-	SWAP Aircraft arrive	—	ThUS$	276	667	571	—	—	1,514	276	667	571	—	—	1,514	Quarterly	—	—

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	—	—	241,287	—	—	241,287	2,228	—	240,220	—	—	242,448	At Expiration	3.56	3.56

Financial leases

0-E	ING	U.S.A.	ThUS$	3,552	10,914	23,143	—	—	37,609	3,872	10,914	22,865	—	—	37,651	Quarterly	5.70	5.01
0-E	CITIBANK	U.S.A.	ThUS$	12,872	39,247	93,699	59,968	5,282	211,068	13,741	39,247	91,366	59,544	5,266	209,164	Quarterly	3.94	3.34
0-E	PEFCO	U.S.A.	ThUS$	12,696	25,640	16,921	—	—	55,257	13,070	25,640	16,659	—	—	55,369	Quarterly	5.49	4.87
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,322	27,643	43,994	—	—	84,959	13,723	27,643	43,514	—	—	84,880	Quarterly	3.77	3.37
0-E	WELLS FARGO	U.S.A.	ThUS$	29,228	88,688	239,325	214,064	140,411	711,716	31,678	88,688	224,687	208,565	138,361	691,979	Quarterly	2.74	1.99
97.036.000-K	SANTANDER	Chile	ThUS$	5,492	16,627	45,655	43,005	786	111,565	5,877	16,627	44,339	42,749	785	110,377	Quarterly	2.94	2.40
0-E	RRPF ENGINE	England	ThUS$	804	2,463	6,950	7,543	7,690	25,450	804	2,463	6,950	7,543	7,690	25,450	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	ThUS$	1,422	4,300	11,907	12,556	5,636	35,821	1,613	4,300	11,408	12,404	5,618	35,343	Quarterly	3.17	2.57
0-E	BTMU	U.S.A.	ThUS$	2,886	8,735	24,166	25,439	10,652	71,878	3,129	8,735	23,167	25,140	10,617	70,788	Quarterly	3.38	2.79
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	3,020	9,206	26,113	28,516	27,087	93,942	3,611	9,206	25,417	28,052	26,681	92,967	Quarterly	4.85	4.85
0-E	NATIXIS	France	ThUS$	1,497	3,633	13,553	3,804	—	22,487	1,586	3,633	13,553	3,804	—	22,576	Quarterly	3.73	3.73
0-E	KFW IPEX-BANK	Germany	ThUS$	768	1,367	4,030	1,103	—	7,268	771	1,367	4,030	1,103	—	7,271	Quarterly	4.15	4.15

Other loans

0-E	CITIBANK (*)	U.S.A.	ThUS$	21,951	69,075	173,043	—	—	264,069	22,653	69,075	171,641	—	—	263,369	Quarterly	6.00	6.00

	Total			418,065	753,287	2,496,631	1,300,909	2,371,979	7,340,871	475,934	766,335	2,423,527	1,275,411	2,352,407	7,293,614

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to March 31, 2018 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	132	408	1,179	534	—	2,253	143	408	1,179	534	—	2,264	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	ThUS$	1,557	7,585	41,739	45,302	—	96,183	1,906	7,585	41,739	45,302	—	96,532	Quarterly/ Semiannual	6.18	6.18
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	701	2,152	6,081	2,417	—	11,351	736	2,152	6,081	2,417	—	11,386	Quarterly	4.31	4.31
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	9,093	27,854	198,802	—	—	235,749	10,050	27,854	198,602	—	—	236,506	Quarterly	5.49	5.43
0-E	SOCIETE GENERALE	France	BRL	8	—	—	—	—	8	8	—	—	—	—	8	Monthly	6.39	6.39

	Total			11,491	37,999	247,801	48,253	—	345,544	12,843	37,999	247,601	48,253	—	346,696

	Total consolidado			429,556	791,286	2,744,432	1,349,162	2,371,979	7,686,415	488,777	804,334	2,671,128	1,323,664	2,352,407	7,640,310

Interest-bearing loans due in installments to December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	75,000	—	—	—	—	75,000	75,781	—	—	—	—	75,781	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	—	55,801	—	—	—	55,801	—	55,934	—	—	—	55,934	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	—	—	—	—	30,000	30,129	—	—	—	—	30,129	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	ThUS$	40,000	—	—	—	—	40,000	40,071	—	—	—	—	40,071	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	100,000	—	—	—	—	100,000	100,696	—	—	—	—	100,696	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	ThUS$	12,000	—	—	—	—	12,000	12,007	—	—	—	—	12,007	At Expiration	2.03	2.03

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	21,298	21,360	42,006	—	—	84,664	21,542	21,360	41,548	—	—	84,450	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	ThUS$	—	15,000	15,000	—	—	30,000	—	15,133	14,750	—	—	29,883	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	ThUS$	—	—	202,284	—	—	202,284	439	—	202,284	—	—	202,723	Quarterly	4.41	4.41

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	—	—	500,000	—	700,000	1,200,000	—	13,047	492,745	—	697,536	1,203,328	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	—	—	—	189,637	189,637	379,274	—	1,738		189,500	189,500	380,738	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	7,767	23,840	54,074	12,410	—	98,091	8,101	23,840	52,924	12,026	—	96,891	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,929	44,145	114,800	119,948	285,399	575,221	13,328	44,781	111,319	117,987	282,714	570,129	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	ThUS$	27,223	82,402	225,221	233,425	240,716	808,987	30,143	82,402	203,371	224,295	236,179	776,390	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,427	61,669	175,334	183,332	594,091	1,034,853	26,614	61,669	169,506	180,520	590,723	1,029,032	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	ThUS$	11,994	36,501	101,230	104,308	97,184	351,217	13,231	36,501	95,208	101,558	94,807	341,305	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	ThUS$	2,856	8,689	24,007	25,278	13,904	74,734	3,082	8,689	22,955	24,941	13,849	73,516	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	ThUS$	1,401	4,278	11,828	12,474	7,242	37,223	1,583	4,278	11,303	12,303	7,212	36,679	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	ThUS$	15,157	45,992	126,550	132,441	152,693	472,833	17,364	45,992	109,705	125,006	148,318	446,385	Quarterly	4.00	2.82
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	2,965	9,127	25,826	28,202	30,786	96,906	3,534	9,127	25,130	27,739	30,323	95,853	Quarterly	4.39	4.39
0-E	NATIXIS	France	ThUS$	14,645	44,627	107,068	91,823	154,848	413,011	15,642	44,627	105,056	90,823	153,124	409,272	Quarterly	3.42	3.40
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,163	6,722	19,744	17,871	—	46,500	2,225	6,722	19,744	17,871	—	46,562	Monthly	3.18	3.18
0-E	KFW IPEX-BANK	Germany	ThUS$	2,397	6,678	16,173	1,640	—	26,888	2,428	6,677	16,174	1,640	—	26,919	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,855	5,654	15,416	—	—	22,925	1,900	5,654	15,416	—	—	22,970	Monthly	3.19	3.19
0-E	INVESTEC	England	ThUS$	1,374	7,990	20,440	22,977	10,597	63,378	1,808	8,181	19,801	22,769	10,565	63,124	Semiannual	6.04	6.04
-	SWAP Aviones llegados	—	ThUS$	301	749	765	—	—	1,815	301	749	765	—	—	1,815	Quarterly		—

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	—	—	241,287	—	—	241,287	2,170	—	240,007	—	—	242,177	At Expiration	3.38	3.38

Financial leases

0-E	ING	U.S.A.	ThUS$	5,347	10,779	26,831	—	—	42,957	5,717	10,779	26,500	—	—	42,996	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	ThUS$	11,206	34,267	86,085	49,853	2,863	184,274	12,013	34,267	84,104	49,516	2,859	182,759	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	ThUS$	12,526	32,850	22,407	—	—	67,783	12,956	32,850	22,088	—	—	67,894	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,146	33,840	48,823	2,296	—	98,105	13,548	33,840	48,253	2,293	—	97,934	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	ThUS$	10,630	33,866	91,162	64,471	20,984	221,113	11,460	33,866	88,674	63,860	20,903	218,763	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	ThUS$	5,459	16,542	45,416	46,472	3,134	117,023	5,813	16,542	44,010	46,153	3,128	115,646	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	ThUS$	265	2,430	6,856	7,441	8,991	25,983	265	2,430	6,856	7,441	8,991	25,983	Monthly	4.01	4.01

Other loans

0-E	CITIBANK (*)	U.S.A.	ThUS$	21,822	67,859	196,210	—	—	285,891	22,586	67,859	194,537	—	—	284,982	Quarterly	6.00	6.00

	Total			482,153	713,657	2,562,843	1,346,299	2,513,069	7,618,021	508,477	729,534	2,484,733	1,318,241	2,490,731	7,531,716

Interest-bearing loans due in installments to December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	130	401	1,161	690	—	2,382	142	401	1,161	690	—	2,394	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	ThUS$	2,853	6,099	19,682	70,402	—	99,036	3,592	6,099	19,682	70,402	—	99,775	Quarterly/ Semiannual	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	696	2,125	6,020	3,206	—	12,047	732	2,125	6,020	3,207	—	12,084	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,964	27,525	208,024	—	—	244,513	9,992	27,525	208,024	—	—	245,541	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	21	—	—	—	—	21	21	—	—	—	—	21	Monthly	6.89	6.89
0-E	SOCIETE GENERALE	France	BRL	101	8	—	—	—	109	101	8	—	—	—	109	Monthly	6.89	6.89

	Total			12,765	36,158	234,887	74,298	—	358,108	14,580	36,158	234,887	74,299	—	359,924

	Total consolidated			494,918	749,815	2,797,730	1,420,597	2,513,069	7,976,129	523,057	765,692	2,719,620	1,392,540	2,490,731	7,891,640

(b)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of March 31, 2018	As of December 31, 2017	As of December 31, 2018	As of December 31, 2017	As of December 31, 2018	As of December 31, 2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Accrued interest from the last date of interest rate swap	2,664	1,189	—	—	2,664	1,189
Fair value of interest rate derivatives	3,256	8,919	1,615	2,617	4,871	11,536
Fair value of foreign currency derivatives	319	2,092	—	—	319	2,092
Total hedge derivatives	6,239	12,200	1,615	2,617	7,854	14,817

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of March 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	61,616	38,875
Interest rate swaps (2)	(4,981)	(6,542)
Fuel options (3)	14,330	10,711
Currency options R$/US$ (4)	3,723	4,370
Currency options CLP/US$ (4)	626	636

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$, US$/EUR and US$/GBP. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 3 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	15,533	(4,879)
Debit (credit) transferred from net equity to income during the period	4,097	(18,653)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of March 31, 2018	As of December 31, 2017
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,328,352	1,349,201
(b) Accrued liabilities at the reporting date	345,592	346,001
Total trade and other accounts payables	1,673,944	1,695,202

(a)        Trade and other accounts payable:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,098,960	1,096,540
Leasing obligation	4,920	4,448
Other accounts payable	224,472	248,213
Total	1,328,352	1,349,201

The details of Trade and other accounts payables are as follows:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Boarding Fee	230,002	249,898
Aircraft Fuel	215,052	219,601
Suppliers technical purchases	144,015	114,690
Airport charges and overflight	126,885	106,534
Professional services and advisory	91,261	81,679
Other personnel expenses	90,846	89,621
Handling and ground handling	88,692	103,784
Services on board	69,335	68,605
Marketing	62,120	75,220
Leases, maintenance and IT services	61,965	69,873
Crew	28,925	24,163
Air companies	28,530	31,381
Land services	21,071	31,151
Maintenance	15,092	26,244
Aviation insurance	10,003	5,108
Achievement of goals	4,920	4,285
Communications	4,127	5,732
Aircraft and engines leasing	2,228	5,273
Others	33,283	36,359
Total trade and other accounts payables	1,328,352	1,349,201

(b) Liabilities accrued:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Accrued personnel expenses	148,404	125,246
Aircraft and engine maintenance	124,534	92,711
Accounts payable to personnel (*)	38,101	99,862
Others accrued liabilities	34,553	28,182
Total accrued liabilities	345,592	346,001

(*) Profits and bonds participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	1,913	1,913	263,746	258,305	265,659	260,218
Civil contingencies	635	497	67,675	62,858	68,310	63,355
Labor contingencies	374	373	28,466	28,360	28,840	28,733
Other	—	—	15,285	15,187	15,285	15,187
Provision for European Commision investigation (2)	—	—	10,107	9,883	10,107	9,883
Total other provisions (3)	2,922	2,783	385,279	374,593	388,201	377,376

(1)      Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at March 31, 2018, and 2017, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2017	416,473	8,664	425,137
Increase in provisions	14,353	—	14,353
Provision used	(3,444)	—	(3,444)
Difference by subsidiaries conversion	11,290	—	11,290
Reversal of provision	(13,896)	—	(13,896)
Exchange difference	339	118	457
Closing balance as of March 31, 2017 (Unaudited)	425,115	8,782	433,897

Opening balance as of April 1, 2017	425,115	8,782	433,897
Increase in provisions	92,590	—	92,590
Provision used	(11,416)	—	(11,416)
Difference by subsidiaries conversion	(17,120)	—	(17,120)
Reversal of provision	(121,213)	—	(121,213)
Exchange difference	(463)	1,101	638
Closing balance as of December 31, 2017	367,493	9,883	377,376

Opening balance as of January 1, 2018	367,493	9,883	377,376
Increase in provisions	27,623	—	27,623
Provision used	(9,956)	—	(9,956)
Difference by subsidiaries conversion	(1,642)	—	(1,642)
Reversal of provision	(5,670)	—	(5,670)
Exchange difference	246	224	470
Closing balance as of March 31, 2018 (Unaudited)	378,094	10,107	388,201

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the “Aerovía Fundo” (FA), for US $ 101 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of March 31, 2018 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

(2)        European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .. For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of March 31, 2018 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues(*)	2,761,877	2,690,961	141,889	158,305	2,903,766	2,849,266
Sales tax	13,751	22,902	—	—	13,751	22,902
Retentions	42,681	38,197	—	—	42,681	38,197
Others taxes	5,826	8,695	—	—	5,826	8,695
Dividends payable	74,757	46,590	—	—	74,757	46,590
Other sundry liabilities	37,862	16,618	—	—	37,862	16,618
Total other non-financial liabilities	2,936,754	2,823,963	141,889	158,305	3,078,643	2,982,268

(*) Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered at March 31, 2018 and 2017; and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass miles every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

Movement of Other non-financial liabilities:

Deferred income
Air transport
and other
ThUS$
Opening balance as of january 1, 2018	2,849,266
Recognition of deferred income	2,065,620
Use deferred income	(2,083,793)
Expiration of tickets	(59,506)
Deferred revenue loyalty (accreditation and exchange)	124,959
Others	7,220
Closing balance as of march 31,2018 (Unaudited)	2,903,766

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Retirements payments	58,376	55,119
Resignation payments	10,496	10,124
Other obligations	44,303	35,844
Total liability for employee benefits	113,175	101,087

(a)           The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2017 (Unaudited)	82,322	6,078	(1,638)	(2,736)	—	84,026
From January 1 to December 31, 2017	84,026	15,557	(3,761)	(27)	5,292	101,087
From January 1 to March 31, 2018 (Unaudited)	101,087	4,921	(1,470)	2,098	6,539	113,175

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	March 31,
Assumptions	2018	2017
	Unaudited
Discount rate	4.47%	4.22%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.98%	6.98%
Mortality rate	RV-2014	RV-2014
Inflation rate	2.72%	2.58%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(6,055)	(5,795)
Change in the accrued liability an closing for decrease of 100 p.b.	6,912	6,617

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,690	6,412
Change in the accrued liability an closing for decrease of 100 p.b.	(6,003)	(5,751)

(b)       The liability for short-term:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	38,101	99,862

(*) Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)       Employment expenses are detailed below:

	For the periods ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Salaries and wages	414,634	420,497
Short-term employee benefits	33,743	38,859
Termination benefits	14,622	19,964
Other personnel expenses	51,544	45,898
Total	514,543	525,218

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	466,117	483,795
Provision for vacations and bonuses	15,154	14,725
Other sundry liabilities	315	312
Total accounts payable, non-current	481,586	498,832

NOTE 25 - EQUITY

(a)               Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at March 31, 2018 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 (*) divided into 606,407,693 shares as of December 31, 2017), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(b)                Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary meeting of shareholders in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all ordinary shares, without par value. As of December 31, 2016, 60,849,592 shares had been placed against this increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the preferred subscription period, which expired on, December 2016, raising the equivalent of US$ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, earning the equivalent of US$ 303,499,070.

As a result of the last placement, as of March 31, 2018, the number Company shares subscribed and paid amounts to 606,407,693.

At March 31, 2018, the Company’s capital stock is represented by 608,374,525 shares, all of the same and unique series, nominative, ordinary, with no par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plans; And (ii) 466,832 correspond to the balance of shares pending placement of the last capital increase.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of
shares

Autorized shares as of January 1, 2017	608,374,525
There is no movement of authorized shares during the period 2017	—
Authorized shares as of December 31, 2017	608,374,525

Autorized shares as of January 1, 2018	608,374,525
There is no movement of authorized shares during the period 2018	—
Authorized shares as of March 31, 2018 (Unaudited)	608,374,525

(*) See Note 34 (a.1)

Movement fully paid shares
			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2017	606,407,693		3,160,718	(11,154)	3,149,564
Capital reserve	—		—	(3,299)	(3,299)
Paid shares as of December 31, 2017	606,407,693		3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2018	606,407,693		3,160,718	(14,453)	3,146,265
Capital reserve	—		—	—	—
Paid shares as of March 31, 2018 (Unaudited)	606,407,693	(3)	3,160,718	(14,453)	3,146,265

(1)        Amounts reported represent only those arising from the payment of the shares subscribed.

(2)        Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)       At March 31, 2018, the difference between authorized shares and fully paid shares are 1,966,832 shares, of which 1,500,000 correspond to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 34(a.2)) and 466,832 correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders Meeting held on August 18, 2016.

(4)        These 10,282 shares were placed in January 2014 and charged to the Compensation plan 2011 (See Note 34 (a.1))

(c)       Treasury stock

At March 31, 2018, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)                Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Net movement	Closing
Periods	balance	plan	of the period	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2017 (Unaudited)	38,538	545	545	39,083
From April 1 to December 31, 2017	39,083	398	398	39,481
From January 1 to March 31, 2018 (Unaudited)	39,481	(1,938)	(1,938)	37,543

These reserves are related to the “Share-based payments” explained in Note 34.

(e)                Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2017 (Unaudited)	2,640,281	(3,304)	2,636,977
From April 1 to December 31, 2017	2,636,977	2,803	2,639,780
From January 1 to March 31, 2018 (Unaudited)	2,639,780	5,783	2,645,563

Balance of Other sundry reserves comprises the following:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,911)	(25,911)
Others	3,162	(2,621)
Total	2,645,563	2,639,780

(1)        Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)        Corresponds to the technical revaluation of fixed assets authorized by the Commission for the Financial Market in 1979, in Circular N° 1529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)        The balance at March 31, 2018, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)                 Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	(2,086,555)	1,506	(12,900)	(2,097,949)
Derivatives valuation gains (losses)	—	(5,058)	—	(5,058)
Deferred tax	—	(660)	—	(660)
Actuarial reserves by employee benefit plans	—	—	2,597	2,597
Deferred tax actuarial IAS by employee benefit plans	—	—	(1,039)	(1,039)
Difference by subsidiaries conversion	104,936	—	—	104,936
Closing balance as of March 31, 2017 (Unaudited)	(1,981,619)	(4,212)	(11,342)	(1,997,173)
Opening balance as of April 1, 2017	(1,981,619)	(4,212)	(11,342)	(1,997,173)
Derivatives valuation gains (losses)	—	23,494	—	23,494
Deferred tax	—	(1,142)	—	(1,142)
Actuarial reserves by employee benefit plans	—	—	161	161
Deferred tax actuarial IAS by employee benefit plans	—	—	255	255
Difference by subsidiaries conversion	(149,972)	—	—	(149,972)
Closing balance as of December 31, 2017	(2,131,591)	18,140	(10,926)	(2,124,377)
Opening balance as of January 1, 2018	(2,131,591)	18,140	(10,926)	(2,124,377)
Derivatives valuation gains (losses)	—	17,148	—	17,148
Deferred tax	—	(537)	—	(537)
Actuarial reserves by employee benefit plans	—	—	(2,041)	(2,041)
Deferred tax actuarial IAS by employee benefit plans	—	—	525	525
Difference by subsidiaries conversion	(27,493)	—	—	(27,493)
Closing balance as of March 31, 2018 (Unaudited)	(2,159,084)	34,751	(12,442)	(2,136,775)

(f.1)       Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)     Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)     Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)       Retained earnings

Movement of Retained earnings:

Periods	balance	period	Dividends	(decreases)		balance

	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$

From January 1 to March 31, 2017 (Unaudited)	366,404	65,557	(19,667)	—		412,294
From April 1 to December 31, 2017	412,294	89,747	(26,923)	—		475,118
From January 1 to March 31, 2018 (Unaudited)	475,118	93,889	(28,167)	(9,549	) (*)	531,291

(*) Adjustment of adoption of IFRS 9 and IFRS 15 (See note 2).

(h)       Dividends per share

	Minimum mandatory	Minimum mandatory	Final dividend
	dividend	dividend	dividend
Description of dividend	2018	2017	2016

Date of dividend	03-31-2018	12-31-2017	12-31-2016
Amount of the dividend (ThUS$)	28,167	46,590	20,766	(*)
Number of shares among which the dividend is distributed	606,407,693	606,407,693	606,407,693
Dividend per share (US$)	0.0464	0.0768	0.0342

(*) In accordance with the Material Fact issued on April 27, 2017, LATAM Airlines Group S.A. shareholders approved the distribution of the final dividend proposed by the board of directors in the Ordinary Session of April 4, 2017, amounting to ThUS $ 20,766, which corresponds to 30% of the profits for the year corresponding to the year 2016.

The payment was made on May 18, 2017.

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the periods ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Passengers	2,318,015	2,106,161
Cargo	295,820	253,746
Total	2,613,835	2,359,907

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)      Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Aircraft fuel	717,854	595,031
Other rentals and landing fees	310,218	278,219
Aircraft rentals	135,761	150,396
Aircraft maintenance	101,642	85,186
Comissions	60,120	61,692
Passenger services	79,756	74,316
Other operating expenses	330,646	302,985
Total	1,735,997	1,547,825

(b)      Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Depreciation (*)	235,758	238,387
Amortization	15,702	13,828
Total	251,460	252,215

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at March 31, 2018 is ThUS$ 89,270 and ThUS$ 92,650 for the same period of 2017.

(c)      Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)      Financial costs

The detail of financial costs is as follows:

	For the period ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Bank loan interest	68,977	82,925
Financial leases	15,730	10,836
Other financial instruments	1,510	2,027
Total	86,217	95,788

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended
	March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Coalition and loyalty program Multiplus	44,651	56,400
Tours	32,463	26,532
Aircraft leasing	16,029	16,625
Customs and warehousing	6,510	5,434
Maintenance	517	1,633
Duty free	1,379	2,348
Other miscellaneous income	15,152	8,570
Total	116,701	117,542

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	March 31,	December 31,
Current assets	2018	2017
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	234,931	260,092
Argentine peso	14,278	7,309
Brazilian real	26,986	14,242
Chilean peso	18,425	81,693
Colombian peso	942	1,105
Euro	19,892	11,746
U.S. dollar	103,591	108,327
Other currency	50,817	35,670
Other financial assets, current	39,019	36,484
Argentine peso	20	21
Brazilian real	4,499	17
Chilean peso	26,629	26,605
Colombian peso	161	150
U.S. dollar	6,863	9,343
Other currency	847	348

Other non - financial assets, current	100,969	107,170
Argentine peso	15,252	16,507
Brazilian real	20,089	19,686
Chilean peso	32,671	34,258
Colombian peso	348	340
Euro	2,824	2,722
U.S. dollar	18,991	21,907
Other currency	10,794	11,750

	As of	As of
	March 31,	December 31,
Activos corrientes	2018	2017
	ThUS$	ThUS$
	Unaudited
Trade and other accounts receivable, current	513,785	373,447
Argentine peso	64,018	49,680
Brazilian real	84,954	22,006
Chilean peso	88,605	82,369
Colombian peso	445	1,169
Euro	60,260	48,286
U.S. dollar	23,906	34,268
Other currency	191,597	135,669
Accounts receivable from related entities, current	183	958
Chilean peso	130	735
U.S. dollar	53	223
Tax current assets	44,156	33,575
Argentine peso	1,851	1,679
Brazilian real	3,270	3,934
Chilean peso	5,033	3,317
Colombian peso	918	660
Euro	200	179
U.S. dollar	350	327
Peruvian sol	30,976	21,948
Other currency	1,558	1,531
Total current assets	933,043	811,726
Argentine peso	95,419	75,196
Brazilian real	139,798	59,885
Chilean peso	171,493	228,977
Colombian peso	2,814	3,424
Euro	83,176	62,933
U.S. dollar	153,754	174,395
Other currency	286,589	206,916

	As of	As of
Non-current assets	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	21,781	20,975
Brazilian real	4,001	3,831
Chilean peso	76	74
Colombian peso	301	281
Euro	8,373	7,853
U.S. dollar	7,281	7,273
Other currency	1,749	1,663

Other non - financial assets, non-current	9,142	9,108
Argentine peso	161	172
Brazilian real	6,737	6,368
U.S. dollar	3	38
Other currency	2,241	2,530

Accounts receivable, non-current	6,495	6,887
Chilean peso	6,495	6,887

Deferred tax assets	4,862	2,081
Colombian peso	91	86
U.S. dollar	2,773	—
Other currency	1,998	1,995

Total non-current assets	42,280	39,051
Argentine peso	161	172
Brazilian real	10,738	10,199
Chilean peso	6,571	6,961
Colombian peso	392	367
Euro	8,373	7,853
U.S. dollar	10,057	7,311
Other currency	5,988	6,188

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	59,176	36,000	120,789	115,182
Chilean peso	46,341	21,542	82,790	79,032
U.S. dollar	12,835	14,458	37,999	36,150
Trade and other accounts payables, current	941,956	919,373	35,332	33,707
Argentine peso	145,141	122,452	12,203	8,636
Brazilian real	37,216	28,810	690	669
Chilean peso	210,105	233,202	8,450	11,311
Colombian peso	5,006	2,964	321	855
Euro	70,676	58,081	4,858	9,165
U.S. dollar	405,005	409,380	2,347	1,154
Peruvian sol	38,471	39,064	5,072	825
Mexican peso	2,011	2,732	206	115
Pound sterling	5,568	5,839	254	199
Uruguayan peso	980	1,890	—	—
Other currency	21,777	14,959	931	778
Accounts payable to related entities, current	212	760	—	—
Chilean peso	12	546	—	—
U.S. dollar	—	4	—	—
Other currency	200	210	—	—
Other provisions, current	961	959	—	—
Chilean peso	31	30	—	—
Other currency	930	929	—	—
Tax liabilities, current	232	—	—	174
Argentine peso	232	—	—	174

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$
Other non-financial	Unaudited		Unaudited
liabilities, current	42,844	25,190	—	—
Argentine peso	1,036	393	—	—
Brazilian real	1,874	542	—	—
Chilean peso	22,402	11,283	—	—
Colombian peso	557	837	—	—
Euro	3,466	5,954	—	—
U.S. dollar	4,778	3,160	—	—
Other currency	8,731	3,021	—	—
Total current liabilities	1,040,381	982,282	156,121	149,063
Argentine peso	146,409	122,845	12,203	8,810
Brazilian real	39,090	29,352	690	669
Chilean peso	278,891	266,603	91,240	90,343
Colombian peso	563	3,801	321	855
Euro	74,142	64,035	4,858	9,165
U.S. dollar	422,618	427,002	40,346	37,304
Other currency	78,668	68,644	6,463	1,917

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	284,233	276,436	242,519	263,798	194,266	189,500
Chilean peso	36,631	41,548	194,267	189,500	194,266	189,500
U.S. dollar	247,602	234,888	48,252	74,298	—	—

Accounts payable, non-current	337,439	362,964	—	—	—	—
Chilean peso	13,589	13,251	—	—	—	—
U.S. dollar	322,359	348,329	—	—	—	—
Other currency	1,491	1,384	—	—	—	—

Other provisions, non-current	42,092	41,514	—	—	—	—
Argentine peso	899	940	—	—	—	—
Brazillian real	24,432	24,074	—	—	—	—
Colombian peso	589	551	—	—	—	—
Euro	10,107	9,883	—	—	—	—
U.S. dollar	6,065	6,066	—	—	—	—

Provisions for employees benefits, non-current	83,531	77,579	—	—	—	—
Chilean peso	77,351	73,399	—	—	—	—
U.S. dollar	6,180	4,180	—	—	—	—

Other non-financial liabilities, non-current	4	—	—	—	—	—
Colombian peso	4	—	—	—	—	—
Total non-current liabilities	747,299	758,493	242,519	263,798	194,266	189,500
Argentine peso	899	940	—	—	—	—
Brazilian real	24,432	24,074	—	—	—	—
Chilean peso	127,571	128,198	194,267	189,500	194,266	189,500
Colombian peso	593	551	—	—	—	—
Euro	10,107	9,883	—	—	—	—
U.S. dollar	582,206	593,463	48,252	74,298	—	—
Other currency	1,491	1,384	—	—	—	—

	As of	As of
General summary of foreign currency:	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Total assets	975,323	850,777
Argentine peso	95,580	75,368
Brazilian real	150,536	70,084
Chilean peso	178,064	235,938
Colombian peso	3,206	3,791
Euro	91,549	70,786
U.S. dollar	163,811	181,706
Other currency	292,577	213,104

Total liabilities	2,385,587	2,343,136
Argentine peso	159,511	132,595
Brazilian real	64,212	54,095
Chilean peso	886,235	864,144
Colombian peso	6,477	5,207
Euro	89,108	83,083
U.S. dollar	1,093,422	1,132,067
Other currency	86,622	71,945

Net position
Argentine peso	(63,931)	(57,227)
Brazilian real	86,324	15,989
Chilean peso	(708,171)	(628,206)
Colombian peso	(3,271)	(1,416)
Euro	2,441	(12,297)
U.S. dollar	(929,611)	(950,361)
Other currency	205,955	141,159

(b)	Exchange differences

The exchange differences recognized in profit or loss, except for financial instruments measured at fair value through profit or loss, for the period ended March 31, 2018 and 2017, meant a payment of ThUS $ 811 and ThUS $ 35,373, respectively.

The exchange differences recognized in equity as reserves for exchange differences for conversion, for the period ended March 31, 2018 and 2017, meant a charge of ThUS $ 76,154 and a payment of ThUS $ 109,122, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of
	March 31,	As of December 31,
	2018	2017	2016	2015
	Unaudited
Argentine peso	20.13	18.57	15.84	12.97
Brazilian real	3.31	3.31	3.25	3.98
Chilean peso	603.39	614.75	669.47	710.16
Colombian peso	2,792.10	2,984.77	3,000.25	3,183.00
Euro	0.81	0.83	0.95	0.92
Strong bolivar	49,498.00	3,345.00	673.76	198.70
Australian dollar	1.30	1.28	1.38	1.37
Boliviano	6.86	6.86	6.86	6.85
Mexican peso	18.21	19.66	20.63	17.34
New Zealand dollar	1.38	1.41	1.44	1.46
Peruvian Sol	3.22	3.24	3.35	3.41
Uruguayan peso	28.31	28.74	29.28	29.88

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	March 31,
Basic earnings / (loss) per share	2018	2017
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	93,889	65,557
Weighted average number of shares, basic	606,407,693	606,407,693
Basic earnings / (loss) per share (US$)	0.15483	0.10811

	For the period ended
	December 31,
Diluted earnings / (loss) per share	2018	2017
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	93,889	65,557
Weighted average number of shares, basic	606,407,693	606,407,693	(*)
Weighted average number of shares, diluted	606,407,693	606,407,693
Diluted earnings / (loss) per share (US$)	0.15483	0.10811

(*) In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 34 (a.1), because the average market price is lower than the price of options.

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	The decision ordering Variglog to pay principal, interest and costs to AAI is in the enforcement stage in Switzerland. A settlement for CHF 24,541,781.45 was reached in Brazil for the Swiss funds, and it was agreed that it would be divided as follows: (i) 54.6% of Variglog’s assets for the Swiss funds; and (ii) 45.4% to AAI, subject to approval of the Brazilian Bankruptcy Commission. Variglog also filed a petition in Switzerland for recognition of the decision declaring its condition of being in judicial recovery, and subsequently, of being declared in bankruptcy. The Brazilian courts approved the AAI settlement and Variglog’s bankruptcy on April 11, 2016, which were confirmed by those courts on September 21, 2016. The final decision approving the agreement was certified September 23, 2016. US$8,9 thousand had been recovered as of December 2017. US$2,246,499.02 were recovered on January 30, 2018, so there is no balance pending. As a result, AAI has begun the process to release the lien on Variglog accounts in Switzerland..	10,976 Plus interests and costs
Tam Viagens S.A.	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. We are waiting for the deadline for the municipality to appeal to expire.	95,202

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$ 10,106 (8,220,000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017.

10,106

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.

				Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. At this time we cannot predict the final amount of the fine as the judicial review by the Federal Court Judge is still pending.	11,904

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016. A new insurance policy was submitted on March 3, 2016 with the change to the guarantee requested by PGFN, which was declared on June 3, 2016. A decision is pending.	15,851

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	A judgment by CARF is pending since April 12, 2016.	66,483

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MUS$106.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					100,603

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016.	64,524

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 Aerovías de Integración Recional, Aires S.A. ( LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES COLOMBIA customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

This case is being heard by the 45th Civil Court of the Bogotá Circuit in Colombia. The court issued an order on August 16, 2016 setting the hearing date pursuant to Article 101 for February 2, 2017. At that hearing, a reconciliation should have been attempted, the facts in dispute determined, interrogatories made and evidence admitted. At the petition of Regional One’s attorneys on January 27, 2017, which was accepted by the respondent, the hearing to be held on February 2, 2017 was postponed. A reconciliation hearing was held on June 14, 2017 that failed. This commenced the evidentiary stage in which the legal representative of LATAM Airlines Colombia was interrogated. The judge must now decree which evidence must be presented and analyzed. The measure was suspended on January 17, 2018 and rescheduled to February 12, 2018. Witnesses for Regional One and VAS made statements on February 12, 2018. The court received the expert opinions requested by Regional One and VAS and at the request of these latter two, asked the experts to expand upon those opinions. It also replaced the experts requested by LAN Colombia. These opinions must be received before a new hearing can be scheduled. The U.S. Federal Court for the State of Florida rendered a decision on March 26, 2014 sustaining the petition of Lan Colombia Airlines to stay the proceedings in the U.S. as long as the lawsuit in Colombia was pending. The U.S. Court also closed the case administratively. The Federal Court of Appeals confirmed the closing of the U.S. case on April 1, 2015. On October 13, 2015, Regional One filed a petition with the U.S. Court seeking a reopening of the case. Lan Colombia Airlines presented its arguments for keeping the case closed, which were sustained by the Court on August 23, 2016. On January 1, 2018, Regional One again petitioned the U.S. Court to reopen the case. Both parties have filed their arguments on Regional One’s latest petition. The U.S. case remains closed until the Court renders a decision.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On January 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	74,094

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	This case is in the initial stages. It could possibly impact both operations and employee work shift control. TAM won in the first instance, but the Prosecutor’s Office has appealed the trial court’s decision. That decision was sustained by the appellate court. A petition by the Prosecutor’s Office for clarification is now pending before the courts. The Office of the Public Prosecutor withdrew the petition for clarification and the case was closed in favor of LATAM. Now pending are the measures pertaining to lawsuit management so that transfer to the court is declared.	16,093

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.

On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF) The case will be put into the system again for re-assignment for hearing and reporting because of the departure of Eduardo de Andrade, a CARF council member. The decision was against TAM. The lawsuit was on August 13, 2017. The administrative court’s decision was that TAM Linhas Aereas must pay Corporate Income Tax (IRPJ) and the Social Contribution based on Net Profits (CSLL). The Company was summoned to hear a decision on December 18, 2017. TAM filed an appeal on December 28, 2017. TAM’s appeal was not heard on January 17, 2018. A decision is pending service.

					149,398

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported. The judgment is pending. (22/06/2018).	17,668

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016

The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.

The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. We are currently waiting for the case to be heard by the Court of Appeals.

					21,969

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced.	43,675

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.900360/2017-55	A claim regarding the negative Company Income Tax (IRPJ) balance. Appraisals of compensation that were not accepted.	The case was referred to the National Claims Management Center of the Federal Revenue Bureau for Sao Paulo on May 11, 2017.	15,989

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	Notice of claim to recover income taxes and social contributions paid on the basis of net profits (SCL) according to the royalty expenses and use of the TAM trademark.	Before the Internal Revenue Service of Brazil. A service of process is expected in the lawsuit on admissibility of the special appeal, filed by the General Counsel of the National Treasury, as well as notification of the decision rendered by the Administrative Council of Tax Appeals (CARF). The decision was made to file a lawsuit on December 5, 2017.	17,674

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Notice of an infringement filed by the Company to request the import tax (II), the Social Integration Program (PIS) of the Social Security Funding Contribution (COFINS) as a result of an unidentified international cargo loss.	Before the Internal Revenue Service of Brazil. The administrative decision was against the company. The matter is pending a decision by the CARF.	17,841

TAM Linhas Aéreas S.A.	Treasury Department of the State of Sao Paulo	3.123.785-0	Notice of an infringement to demand payment of the tax on the circulation of merchandise and services (ICMS) assessable on aircraft imports.	Before the Treasury Department of the State of Sao Paulo. A decision is now pending on the appeal that the company has filed with the Federal Supreme Court (STF).	14,662

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Treasury Department of the State of Sao Paulo	4.037.054	Action brought by the Treasury Department of the State of Sao Paulo because of non-payment of the tax on the circulation of merchandise and services (ICMS) in relation to telecommunications services.	Before the Treasury Department of the State of Sao Paulo. Defensive arguments have been presented. The first-instance decision sustained all parts of the notice. We filed an ordinary appeal on which a decision is pending by the Sao Paulo Tax Court.	10,839

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010.	27,190

Pantanal Linhas Aéreas S.A.	Tax Enforcement Court	0253410-30.2012.8.26.0014	A lawsuit seeking enforcement of the fine and ICMS.	A decision is pending on the appeal.	10,898

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.938.664/2016-12	An administrative lawsuit about compensation not being proportional to the negative corporate income tax balance.	A decision is pending by CARF on the appeal.	27.486

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017.	22,374

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency	16,154

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport.	We are awaiting the presentation of an administrative defense.	34,322

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	29,460

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).

A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered by the trial judge to pay certain fees.

					-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	18,983

-	In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2018, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LAN accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LAN’s internal controls in 2006-2007 were weak, so LAN would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a)	The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of KUS$12,750.

(b)	The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of KUS$6,744 and interest of KUS$2,694.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis, for which, in any case non-compliance does not generate acceleration of the loans.

Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership, in relation to the ownership structure and the controlling group, and disposal of the assets which mainly refers to important transfers of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

The Revolving Credit Facility (“Revolving Credit Facility”) with guaranteed aircraft, engines, spare parts and supplies for a total amount of US $ 450 million includes restrictions of minimum liquidity measured at the level of the Consolidated Company and measured at the individual level for the companies LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. which remain stand by while the credit line is not used. This credit line established with a consortium of eleven banks led by Citibank, is not used as of March 31, 2018.

As of March 31, 2018, the Company is in compliance with all the indicators detailed above.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		March 31,	December 31,
Lessor	Aircraft	2018	2017
		Unaudited
ACS Aero 1 Alpha limited	Airbus A320	—	1
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 100 Limited	Airbus A320	2	2
Avolon Aerospace AOE 134 Limited	Airbus A321	2	—
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	2
Bank of Utah	Boeing 787	2	2
CIT Aerospace International	Airbus A320	1	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
IC Airlease One Limited	Airbus A321	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	1
JSA Aircraft 7128, LLC	Airbus A321	1	1
JSA Aircraft 7239, LLC	Airbus A321	1	1
JSA Aircraft 7298, LLC	Airbus A321	1	1
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	1
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	1

		As of	As of
		March 31,	December 31,
Lessor	Aircraft	2018	2017
		Unaudited
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 7 Limited	Airbus A320	1	1
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	1
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	4	4
PAAL Aquila Company Limited	Airbus A321	2	2
PAAL Gemini Company Limited	Airbus A321	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	4	4
SMBC Aviation Capital Limited	Airbus A321	2	2
Volito Aviation August 2007 AB	Airbus A320	—	2
Volito Aviation November 2006 AB	Airbus A320	—	2
Volito November 2006 AB	Airbus A320	—	2
Wamos Air S.A.	Airbus A320	1	—
Wells Fargo Bank North National Association	Airbus A319	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	11	5
Wells Fargo Bank Northwest National Association	Airbus A350	2	2
Wells Fargo Bank Northwest National Association	Boeing 767	1	2
Wells Fargo Bank Northwest National Association	Boeing 777	4	4
Wells Fargo Bank Northwest National Association	Boeing 787	11	11
Total		94	93

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	March 31,	December 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
No later than one year	507,860	462,205
Between one and five years	1,766,913	1,620,253
Over five years	1,464,833	1,498,064
Total	3,739,606	3,580,522

The minimum operating lease payments charged to income are the following:

	For the period ended
		March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited
Minimum operating lease payments	135,761	150,396
Total	135,761	150,396

During 2018, two (2) Airbus A321-200 aircraft were added for a period of 10 years each and one (1) Airbus A330-200 aircraft for a period of 4 months. On the other hand, one (1) Boeing 767-300 Freighter aircraft was returned.

The operating lease agreements entered into by the Parent Company and its subsidiaries establish that aircraft maintenance must be carried out in accordance with the technical provisions of the manufacturer and in the margins agreed in the contracts with the lessor, a cost assumed by the lessee. Additionally, for each aircraft, the lessee must purchase policies that cover the associated risk and the amount of the assets involved. As for the rent payments, they are unrestricted, and can not be netted from other accounts receivable or payable by the lessor and the lessee.

The ACMI lease agreements entered into by the Parent Company and its subsidiaries establish that the costs of the aircraft, crew, maintenance and insurance must be provided by the lessor. As for the rent payments, they are unrestricted, and cannot be netted from other accounts receivable or payable by the lessor and the lessee. At March 31, 2018 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2018
ACS Aero 1 Alpha Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2018
Bank of America	LATAM Airlines Group S.A.	Three letter of credit	1,043	Jul 2, 2018
Bank of Utah	LATAM Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2019
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Oct 8, 2018
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Six letter of credit	22,105	Apr 30, 2018
International Lease Finance Corp	LATAM Airlines Group S.A.	Three letter of credit	1,450	Aug 5, 2018
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	Two letter of credit	7,366	Dec 11, 2018
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Jun 16, 2018
CIT Aerospace International	Tam Linhas Aéreas S.A.	One letter of credit	6,500	Jul 15, 2018
Wells Fargo Bank North N.A.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Oct 25, 2018
			70,229

(c) Other commitments

At March 31, 2018 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Servicio Nacionalde Aduana del	Líneas Aéreas Nacionales
Ecuador	del Ecuador S.A.	Three letter of credit	1,705	Aug 5, 2018
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Seventeen letter of credit	1,781	May 16, 2018
Lima Airport Partners S.R.L.	Lan Perú S.A.	Twenty two letter of credit	2,364	Apr 30, 2018
Superintendencia Nacionalde Aduanas y de Administración Tributaria	Lan Perú S.A.	Ten letter of credit	88,000	Jun 30, 2018
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,770	Nov 15, 2018
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,690	Jun 9, 2018
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,734	Jun 16, 2018
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	5,000	Mar 31, 2018
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty eigth letter of credit	19,848	Apr 30, 2018
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2018
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,273	May 31, 2018
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,040	Mar 25, 2021
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	12,646	May 19, 2020
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Four insurance policies guarantee	5,175	Oct 28, 2019
União Federal	Tam Linhas Aéreas S.A.	Three insurance policies guarante	9,219	Sep 28, 2021
União Federal -Fazenda Nacional	Tam Linhas Aéreas S.A.	One insurance policies guarantee	41,057	Jul 30, 2020
União Federal - Procuradoira - Gral da fazenda Nacional	Tam Linhas Aéreas S.A.	Four insurance policies guarantee	50,961	Jan 4, 2020
União Federal Vara Comarca de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	19,181	Feb 22, 2021
			281,944

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)     Details of transactions with related parties as follows:

		Nature of relationship with	Country	Nature of related parties		Transaction amount with related parties As of March 31,
Tax No .	Related party	related parties	of origin	transactions	Currency	2018	2017
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. yCPA.	Related director	Chile	Tickets sales	CLP	4	7
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	—	6

78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	212	442
				Services received from National and International		(17)	(127)
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(353)	(210)
87.752.000-5	Granja Marina To rnagaleo nes S.A.	Common shareholder	Chile	Tickets sales	CLP	14	21
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(668)	(474)
Foreign	Invers o ra Aero náutica Argentina	Related director	Argentina	Leases as lessor	ARS	(66)	(67)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Related director	Brazil	Services received of transfer of passengers	BRL	17	—
				Services received of cargo transport	BRL	1	1
				Services received at airports	BRL	—	(19)
Fo reign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	5,325	1,770
				Interlineal received service	US$	(306)	(262)
				Interlineal provided service	US$	1,330	168
				Services provided of handling	US$	441	36
				Other services received/provided	US$	159	—

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the period ended
		March 31,
	2018	2017
	ThUS$	ThUS$
	Unaudited

Remuneration	3,427	5,493
Management fees	34	74
Non-monetary benefits	186	219
Short-term benefits	22,284	10,644
Share-based payments	7,735	3,608
Total	33,666	20,038

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist.

(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recognized in accordance with the provisions of IFRS 2 “Share-based Payments” and has been considered as cash settled award and therefore recorded at fair value as a liability, which is updated to the closing date of each financial statement with effect on profit or loss.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to December 31, 2017	4,719,720	37,359	(1,193,286)	(630,897)	2,932,896
From January 1 to March 31, 2018 (Unaudited)	2,932,896	—	—	—	2,932,896

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

At March 31, 2018, the carrying amount of ThUS$ 7,735, is classified under “Administrative expenses” in the Consolidated Statement of Income by Function.

(c)       Subsidiaries compensation plans

(c.1)    Stock Options

Multiplus S.A., subsidiaries of TAM S.A., have outstanding stock options at March 31, 2018, which amounted to 247,500 shares (at December 31, 2017, the distribution of outstanding stock options amounted to 316,025 for Multiplus S.A.).

Multiplus S.A.

			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03-21-2012	04-03-2013	11-20-2013	Total
Outstanding option number as December 31, 2017	84,249	163,251	68,525	316,025
Outstanding option number as March 31, 2018 (Unaudited)	84,249	163,251	—	247,500

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares Accrued options		Number of shares Non accrued options
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Company	2018	2017	2018	2017
	Unaudited		Unaudited
Multiplus S.A.	—	—	—	316,025

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of March 31, 2018 and 2017 there is no value recorded in liabilities and results.

(c.2) Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.       Compliance with the performance goal defined by this Council as return on Capital Invested.

b.       The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

Number shares in circulation

	Opening			Not acquired due to breach of employment retention	Closing
	balance	Granted	Exercised	conditions	balance
From January 1 to December 31, 2017	237,856	129,218	(41,801)	(15,563)	309,710
From January 1 to March 31, 2018 (Unaudited)	309,710	—	(69,934)	—	239,776

NOTE 35 - STATEMENT OF CASH FLOWS

(a)               The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)               Other inflows (outflows) of cash:

	2018	2017
	ThUS$	ThUS$
	Unaudited
Guarantees	1,799	(799)
Fuel hedge	14,654	14,023
Fuel derivatives premiums	1,566	(3,790)
Hedging margin guarantees	(5,844)	(1,620)
Tax paid on bank transaction	(3,308)	(1,270)
Bank commissions, taxes paid and other	(3,319)	(4,998)
Change reservation systems	—	(16,120)
Currency hedge	(1,064)	(3,634)
Court deposits	(10,806)	(7,993)
Total Other inflows (outflows) Operation flow	(6,322)	(26,201)
Tax paid on bank transaction	(621)	(1,218)
Others	12,352	(479)
Total Other inflows (outflows) Investment flow	11,731	(1,697)

Loan guarantee	—	79,051
Aircraft Financing advances	—	13,107
Settlement of derivative contracts	(2,449)	(11,577)
Total Other inflows (outflows) Financing flow	(2,449)	80,581

Dividends:

	For the periods ended
	March 31,
	2018	2017
	Unaudited
	ThUS$	ThUS$
Multiplus S.A. (*)	(9,716)	(11,796)
Total dividends paid	(9,716)	(11,796)

(*) Dividends paid to minority shareholders

d)        Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		March 31,
financial institutions	2017	Capital	Capital	Interest	and others	Reclassifications	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	314,619	79,989	(70,000)	(2,246)	3,287	—	325,649
Bank loans	321,633	5,003	(21,788)	(3,367)	5,804	—	307,285
Guaranteed obligations	4,036,843	—	(87,713)	(30,300)	30,550	(854,854)	3,094,526
Other guaranteed obligations	242,175	—	213	(2,274)	2,333	—	242,447
Obligation with the public	1,584,066	—	—	—	36,906	—	1,620,972
Financial leases	1,109,504	—	(183,839)	(17,903)	25,627	854,854	1,788,243
Other loans	282,800	—	(21,551)	(4,560)	4,499	—	261,188
Total Obligations with financial institutions	7,891,640	84,992	(384,678)	(60,650)	109,006	—	7,640,310

(e) Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the periods ended March 31,
	2018	2017
	MUS$	MUS$
	(Unaudited)
Increases (payments)	(33,772)	(19,314)
Total cash flows	(33,772)	(19,314)

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more. demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i. Carbon footprint

ii. Eco Efficiency

iii. Sustainable Alternative Energy

iv. Standards and Certifications

This is how, during 2018, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2016 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001.

-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.

-	Preparation of the environmental chapter for the sustainability report of the company, which allows to measure progress in environmental issues.

-	Answer to the questionnaire of the DJSI.

-	Measurement and external verification of the Corporate Carbon Footprint.

-	Neutralization of land operations in the operations of Colombia and Peru with emblematic reforestation projects in the respective countries.

It is highlighted that in 2017, LATAM Airlines Group maintained its inclusion for the fourth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

(1)       On April 10, 2018, The Company has reached a preliminary agreement for the sale of its stake of Aerotransportes Mas de Carga, S.A. de C.V. ("Mas Air") and Promotora Aerea Latinoamericana S.A. de C.V. to the Company Mas Aviation Group LTD. If the conditions stipulated in the agreement are met, the transaction is expected to be executed in early August of this year. The transaction amount is not considered material for LATAM Airlines Group financial statments.

(2)       At the Ordinary Shareholders’ Meeting held on April 26, 2018, the shareholders approved the distribution of the final dividend proposed by the Board in the last meeting held on April 3 which proposed consists in distributing as dividend 30% of the Profit for the year 2017, equivalent to an amount of US $ 46,591,192.86, which will be paid on May 17, 2018.

(3)       On May 7, 2018, LATAM Airlines and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A. (collectively, the "Sellers"), sold, assigned and transferred to the Spanish companies Acciona Airport Services, S.A. and Acciona Aeropuertos, S.L. (collectively, the "Buyers") 100% of their shares (the"Shares") in the subsidiary that develops the ground handling business at the Santiago airport, Andes Aiport Services S.A.

The purchase price is the amount of $ 24,300 million Chilean pesos, which may be adjusted according to variations in net debt and working capital at the date of closing.

This operation will have a positive effect in the order of USD$ 25 million in the results of the Company.

(4)       Subsequent to the closing date of the financial statements as of March 31, 2018, there has been a significant variation in the exchange rate (Central Bank of Brazil) R $ / US $, from R $ 3.32 to US$ to R $ 3.58 per US$ to May 8, 2018, which represents a depreciation of 7.67% of the Brazilian currency.

At the date of issuance of these financial statements, given the complexity of this matter, the administration has not yet concluded the analysis and determination of the financial effects of this situation.

Subsequent to March 31, 2018 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of March 31, 2018, have been approved in an Extraordinary Board Meeting on May 8, 2018.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer